FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

FRAGMENT HOLDINGS LLC,

A DELAWARE STATUTORY PUBLIC BENEFIT LIMITED LIABILITY COMPANY

Table of Contents

FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT
OF
FRAGMENT HOLDINGS LLC

This Fifth Amended and Restated Limited Liability Company Agreement (this "Agreement") of Fragment Holdings LLC (the "Company"), a public benefit limited liability company organized pursuant to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (and any successor statute, as amended from time to time, the "Act"), is entered into as of October 2, 2025 (the "Effective Date"), by and among the Company and the persons listed on Exhibit B hereto.

RECITALS

A. The Company was initially formed under the name Clarion Holding LLC, pursuant to the Act by filing a certificate of formation of the Company with the Secretary of State of the State of Delaware on December 7, 2018, and subsequently: (i) changed its name to Fragment Holdings LLC by filing an amendment to the certificate of formation and, (ii) converted to a public benefit corporation by filing an amendment to the certificate of formation (such certificate of formation, as amended, restated, supplemented or otherwise modified, the "Certificate of Formation").

B. The Members entered into the Fourth Amended and Restated Limited Liability Company Agreement on May 16, 2025 (the "Existing Agreement").

C. The Members desire to make certain changes to the governance and management of the Company and hereby desire to amend and restate in its entirety the Company's Existing Agreement to reflect the same.

D. The Members desire to enter into this Agreement, effective as of the Effective Date, in order to establish all rights and preferences of the Members and the powers of the Company, and provide for such other matters as are contained in this Agreement.

NOW THEREFORE, in consideration of the mutual premises and agreements herein contained and intending to be legally bound, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Certain defined terms used in this Agreement are set forth in Exhibit A.

ARTICLE II

ORGANIZATION

2.01 Formation. The Company was initially organized as a Delaware (the "State of Formation") limited liability company by the filing of a certificate of formation on December 7, 2018, with the Secretary of State of the State of Delaware pursuant to the Act. The Board shall execute and file such further amendments to the Certificate of Formation and shall do all other things that may be required to perfect and maintain the Company as a limited liability company pursuant to the laws of the State of Formation. All acts taken on behalf of the Company in connection with the formation of the Company, including the filing of the Certificate of Formation, are hereby ratified, confirmed and approved in all respects.

2.02 Name. The name of the Company is "Fragment Holdings LLC" and all Company business shall be conducted under that name or such other names that comply with applicable law as the Board may select from time to time.

2.03 Registered Agent; Registered Office. The registered agent of the Company is Corporation Service Company, and the registered office of the Company in the State of Formation is located Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law.

2.04 Principal Office; Other Offices. The principal office of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Formation. The initial principal office of the Company shall be at 3112 Windsor Road, A391, Austin, Texas 78703. The Company may change its principal office or have such other offices as the Board may designate from time to time.

2.05 Purpose. The purpose of the Company is to engage in any activity that limited liability companies may engage in under the Act (the "Purpose").

2.06 Public Benefit. The Company is a public benefit limited liability company that has been organized to promote certain public benefits within the scope of its Purpose and the public benefit purpose of the Company is to create a meaningful positive impact on society, the environment, and its stakeholders, taken as a whole, through rigorous journalism and creative content that sparks engagement and fosters awareness, understanding and authentic connection across diverse communities (collectively, the "Public Benefit").

2.07 Term. The Company commenced its existence on the filing of the certificate of formation, and shall have perpetual existence, unless sooner terminated in accordance with the provisions of this Agreement.

2.08 No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member, for any purpose other than federal, state, and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

2.09 Liability to Third Parties. No Member shall be liable for the debts, obligations, or liabilities of the Company, except to the extent required under the Act with respect to amounts distributed to the Member at a time when the Company was insolvent or was rendered insolvent by virtue of the distribution.

2.10 Limited Liability with Respect to the Public Benefit. No Member nor any Manager shall be personally liable for any debt, obligation, expense, encumbrance or liability of the Company, its assets or any other Member, whether arising in contract, tort or otherwise, in connection with any claim or assertion that the Company has failed to perpetuate the Company's Public Benefit. The Members and the Board shall not, by virtue of being a public benefit limited liability Company, have any duty to any Person on account of any interest or reliance of such Person in the Public Benefit of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under this Agreement or any applicable shall not create grounds for making its Members or the Board responsible for the liabilities of the Company. The Company shall indemnify and hold harmless each of the Members and the Board and their respective officers, employees, directors, stockholders, members, partners, agents, trustees, administrators, executors and other Affiliates acting with due authority on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member, any Manager or such other Person, except to the extent such monetary damages arise from actions of such Member, Manager or such other Person that constitute recklessness or willful misconduct on the part of such Member, Manager or such other Person.

ARTICLE III

MEMBERSHIP; CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; REVALUATIONS

3.01 Membership Interests. Ownership interests in the Company shall be Membership Interests represented by Units, which shall consist of three types: (i) Preferred Units, (ii) Common Units and (iii) Incentive Units. Preferred Units may consist of more than one class. Common Units shall consist of two (2) classes: (i) Class A Common Units and (ii) Class B Common Units. A holder of a Unit shall have only the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement with respect to such Unit, and shall have no other right, power, duty, obligation, preference or privilege with respect to such Unit. The Preferred Units, Common Units and Incentive Units shall entitle the holders thereof to the allocations and distributions provided for in Article VI and Article VII hereof (subject, in the case of the Incentive Units, to the restrictions in Section 3.07).

(a) A total of 20,000 Incentive Units, in one or more series, shall be authorized for issuance by the Board, in its sole and absolute discretion, in exchange for services performed or to be performed for the Company. In addition to the terms and conditions set forth in this Agreement for Incentive Units, such Incentive Units shall be subject to any terms and conditions not inconsistent with this Agreement that are determined in the sole and absolute discretion of the Board and shall be evidenced by a written agreement. Incentive Units shall be

issued solely as Profits Interests and shall be subject to the limitations of Section 3.07. The Board is hereby expressly authorized to provide, out of the unissued Incentive Units, for one or more additional series of Incentive Units ("Additional Series") and, with respect to each such series, to fix the number of Units constituting such series, the designation of such series and the Threshold and preference rights, if any, and any qualifications, limitations or restrictions thereof, of such series. The preferences rights of each series of Incentive Units, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Any Incentive Unit granted or issued subject to vesting or other similar conditions that is canceled, forfeited or expires prior to vesting, shall again become available for issuance under this Section 3.01(a) in the same or such other Additional Series of Incentive Units as determined by the Board in accordance with this Agreement.

(b) Except as otherwise provided by this Agreement or as otherwise required by the Act or applicable law:

(i) each Member holding Preferred Units is entitled to cast one (1) vote per Preferred Unit held by such Member at any meeting of the Members (or in connection with any written consent in lieu thereof) and in all matters requiring the vote, consent or decision of the Members under this Agreement;

(ii) each Member holding Class A Common Units is entitled to cast two hundred (200) votes per Class A Common Unit held by such Member at any meeting of the Members (or in connection with any written consent in lieu thereof) and in all matters requiring the vote, consent or decision of the Members under this Agreement;

(iii) each Member holding Class B Common Units is entitled to cast one (1) vote per Class B Common Unit held by such Member at any meeting of the Members (or in connection with any written consent in lieu thereof) and in all matters requiring the vote, consent or decision of the Members under this Agreement; and

(iv) each Member holding Incentive Units is entitled to cast one (1) vote per Incentive Unit held by such Member at any meeting of the Members (or in connection with any written consent in lieu thereof) and in all matters requiring the vote, consent or decision of the Members under this Agreement.

3.02 Members and Capital Contributions. The current Members of the Company are listed on Exhibit B hereto. Each Member holding Preferred or Common Units has heretofore made its required Capital Contribution, if any, to the Company. In consideration for such Capital Contributions, the Members have been granted the number of Preferred Units or Common Units shown on Exhibit B. Exhibit B also sets forth the number of Incentive Units held by Members of the Company. The Company shall keep a current list of all Members and their Capital

Contributions, adjusted for any withdrawals, which shall (i) be available for inspection by each Major Member and (ii) not otherwise be available for inspection by the Members in accordance with the provisions of Section 18-305(g) of the Act unless consented to by the Board or required by applicable law; provided, however, that each Member shall have the right to know the Units held by such Member.

3.03 Additional Members; Additional Capital Contributions.

(a) No Person shall be admitted to the Company as an additional Member without the consent of the Board, which consent may be granted or withheld in the absolute and unreviewable discretion of the Board. Each additional Member shall execute this Agreement, a counterpart of this Agreement or a joinder hereto, in form and substance satisfactory to the Board, pursuant to which such Person shall agree to be bound by the terms hereof. When any additional Member has been admitted, Exhibit B shall be amended accordingly.

(b) No Member shall be required to make any additional Capital Contributions to the Company. Members holding Common Units may, in their sole discretion, contribute additional Capital Contributions to the Company in accordance with the terms of this Agreement, including Board approval and Section 9.14.

3.04 Return of Capital Contributions; Special Rules. Except as otherwise expressly provided herein (including, without limitation, Section 11.02(b)), no Member shall (a) be entitled to the return of any part of his, her or its Capital Contribution or to be paid interest in respect of either his, her or its Capital Account balance or his, her or its Capital Contribution; (b) have any personal liability for the return of the Capital Contribution of any other Member; and (c) have any priority over any other Member with respect to the return of any Capital Contribution.

3.05 Capital Accounts. A Capital Account shall be established and maintained for each Member in accordance with the following provisions:

(a) To each Member's Capital Account, there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits, and any items in the nature of income or gain that are specially allocated pursuant to this Agreement, and the amount of any liabilities of the Company that are assumed by such Member, or that are secured by any assets of the Company distributed to such Member.

(b) To each Member's Capital Account, there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to this Agreement, and the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) If a Member assigns all or a portion of his, her or its Membership Interest in the Company in accordance with the terms of this Agreement, the assignee shall succeed to the Capital Account of the assignor to the extent it relates to the assigned Membership Interest.

(d) In determining the amount of any liability for purposes of Section 3.05(a) and Section 3.05(b) above, there shall be taken into account Code section 752(c) and any other applicable provisions of the Code and Regulations.

(e) To each Member's Capital Account, there shall be debited or credited, as the case may be, adjustments which are necessary to reflect a revaluation of Company assets to reflect the Gross Asset Value of all Company assets, as required by Regulations Section 1.704-1(b)(2)(iv)(f) and Section 3.06.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Code section 704 and Regulations section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. The Company shall make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet as computed for book purposes in accordance with Regulations section 1.704-1(b)(2)(iv)(q).

3.06 Gross Asset Value. The Gross Asset Value of any asset of the Company shall be equal to the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company.

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values in connection with (and to be effective immediately prior to) the following events: (i) the acquisition of an additional Membership Interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property (including cash) as consideration for an interest in the Company; (iii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in the capacity of a Member or by a new Member acting in the capacity of a Member or in anticipation of being a Member; or (iv) the liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g); *provided*, *however*, that an adjustment pursuant to clauses (i), (ii) or (iii) above shall be made only if such adjustment is (x) necessary or appropriate to reflect the relative economic interests of the Members in the Company and (y) is approved by the Board, which approval must include the affirmative vote of both the IF Mack Manager and Founder Manager. Unless otherwise required by applicable law, the Board shall not approve any adjustment pursuant to this section if such adjustment would result in allocation of net Losses to any Member in excess of the amount of capital contributions made by such Member unless all other Members had been allocated a cumulative amount of net Losses at least equal to the amount of capital contributions made by all other Members.

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations section 1.704-1(b)(2)(iv)(m) and Section 12.01 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section to the extent they were adjusted pursuant to Section 3.06(b) above in connection with a transaction that otherwise would result in an adjustment pursuant to this Section.

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Section 3.06, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

3.07 Profits Interests.

(a) All Incentive Units shall constitute "profits interests" within the meaning of IRS Revenue Procedure 93-27, 1993-2 C.B. 343, and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191, and may hereinafter be referred to as "Profits Interests." The Company and each Member agree that it is the intention of the Members that allocations and distributions to each holder of a Profits Interest be limited to the extent necessary so that such Profits Interest qualifies as such, and this Agreement shall be interpreted consistently therewith. The Company and each Member agree not to claim any deduction (as wages, compensation or otherwise) for the fair market value of a Profits Interest, neither at the time of grant nor at the time such Profits Interest becomes substantially vested. Profits Interests are distinguished from other Membership Interests (which are capital interests) in that they entitle their holder to a proportional allocation of all Profits earned after the date on which such Profits Interests are awarded, but not to a proportional share of the value of the Company existing on the date such Profits Interests are awarded. As a result, the Company shall record, on the books and records of the Company, (i) the date of issuance of a Profits Interest, (ii) any vesting provisions for the Profits Interests and (iii) the amount determined by the Board in its discretion to be necessary to cause such Incentive Unit to constitute a "profits interest" for U.S. federal income tax purposes (the "Threshold"), and the Company shall increase such Threshold by the amount of any Capital Contributions by any Member since the date of issuance of such Profits Interest. The Threshold of a Profits Interest shall be determined in good faith by the Board in its sole discretion and designated in the applicable grant agreement or restricted unit agreement.

(b) The Company is hereby authorized and directed to make an election to value interests issued by the Company as compensation for services to the Company ("Compensatory Interests") at liquidation value (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Company shall make any allocations of items of income, gain, deduction, loss, or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election. Any such Safe Harbor Election shall be binding upon the Company and on all of its Members with respect to all transfers of Compensatory Interests thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Company as

permitted by the Proposed Rules or any applicable rule. Each Member (including any person to whom a Compensatory Interest is transferred in connection with the performance of services), by signing this Agreement or by accepting such transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests transferred while the Safe Harbor Election remains effective. The Company shall file all returns, reports, and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of Compensatory Interests covered by such Safe Harbor Election. The Board is hereby authorized and empowered, without further vote or action of the Members, to amend this Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Member. Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and, to the extent so reflected, shall be binding on each Member. Each Member agrees to cooperate with the Company to perfect and maintain any Safe Harbor Election, and timely to execute and deliver any documentation with respect thereto reasonably requested by the Company. No transfer, assignment, or other disposition of any interest in the Company by a Member shall be effective unless prior to such transfer, assignment, or disposition, the transferee, assignee, or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section in a form satisfactory to the Company.

(c) The holders of Profits Interests are Members of the Company. As Members of the Company, holders of Profits Interests are treated as partners and not as W-2 employees for federal income tax purposes. As such, payments to such Persons as compensation for services shall constitute "guaranteed payments" and shall not constitute "wages." The Company shall not withhold income and payroll taxes from such compensation, and such Persons may be required to file quarterly estimated tax returns and pay self-employment taxes.

3.08 Certificates for Membership Interests. The Company is hereby authorized, but is not required, as shall be determined by the Board, to issue certificates representing the ownership of Membership Interests in the Company in accordance with the Act.

3.09 Loans. Any Major Member may, subject to Section 8.01(c), make or cause a loan to be made to the Company in any amount and on such terms as shall be reasonably approved by the Board; provided, however, that all Major Members shall be given the opportunity to make loans to the Company (*pro rata* in accordance with the Units of the Major Members at the time of the loan) prior to the making of loans on the same terms to the Company by any Major Member or Major Members.

ARTICLE IV

RESTRICTIVE COVENANTS

4.01 Other Ventures. Except as otherwise limited herein and subject to Section 4.03, each Member at any time and from time to time may engage in and possess interests for his, her or its account in other business ventures of any and every type and description, independently or with others, with no obligation to offer to the Company or any other Member the right to

participate therein, and neither the Company nor any other Member shall have any right in or to said independent ventures or any income or profits derived from said independent ventures.

4.02 Confidentiality. Each Member acknowledges that the Members may acquire or develop, through the Member's work or from managers, officers, members, employees, agents or consultants of the Company and/or its Affiliates or otherwise, knowledge of Confidential Information relating to the Company, its Affiliates or its or their respective prospects, business or potential business, or Confidential Information relating to the Company's or its Affiliates' clients or customers. Each Member agrees that: (i) without the prior written consent of the Board, such Member shall not disclose any Confidential Information to any third party, except to such Member's Affiliates, financial, legal, accounting, or similar advisors (it being understood that the Persons to whom such disclosure is made will be instructed to keep such information confidential on substantially the same terms as provided herein and the Member shall be liable for any failure of such Person to keep such information confidential unless and until such Person becomes a Member), to a prospective purchaser of Units that is subject to a confidentiality agreement containing terms reasonably acceptable to the Board, which terms were provided to the Board prior to the disclosure by the Member of such information, or such Member is compelled by court order, subpoena or related judicial proceeding to disclose such information. As used herein, "Confidential Information" means the terms of this Agreement and all oral and written non-public, confidential or proprietary information concerning the Company or any of its subsidiaries or Affiliates that the Company, any of its subsidiaries or Affiliates or any managers, officers, employees, representatives, advisors, contractors or agents of the Company or any of its subsidiaries or Affiliates provide to the Members or of which the Members may acquire knowledge during the course of their relationship with the Company or any of its Affiliates at any time, together with analyses, compilations, studies, notes or other documents that contain or otherwise reflect such confidential information. Confidential Information specifically includes, but is not limited to, the following: all organizational documents of the Company or any of its subsidiaries or Affiliates; any contract between the Company or any of its subsidiaries or Affiliates and any of their respective customers, employees, vendors, advertisers, sponsors or other parties; trade secrets; know-how; the identity of and any information concerning any of the Company's Affiliates, customers, potential customers, advertisers, referral sources, lenders or investors; the identity of and any information concerning suppliers; marketing and sales information; information received from others that the Company is obligated to treat as confidential or proprietary; business plans; and any other technical, operating, financial and other business information that has commercial value, in each case relating to the Company or any of its subsidiaries or Affiliates or the business, potential business(es), operations or finances of the Company or any of its subsidiaries or Affiliates

4.03 Covenant Against Competition. Each Member other than Nicholas White, IF Mack and any Class CF Preferred Member (for purposes of this Article IV, a "Subject Person") acknowledges and understands that each of the Members has expended substantial effort and made substantial financial contributions to the development of the business and goodwill of the Company and its subsidiaries and the Subject Person's relationship with the Company and its subsidiaries will afford the Subject Person the opportunity to benefit from such goodwill and have extensive access to the Confidential Information of the Company and its subsidiaries. Each Subject Person covenants and agrees that, except as otherwise expressly provided herein or in any applicable grant agreement or restricted unit agreement, during the term of the Subject Person's

association with the Company as a Member, or in any other capacity that qualifies the Subject Person as such, and for a period of one (1) year following the end of such term (such term, the "Restricted Period"), the Subject Person will not, anywhere in the United States of America or in any other country in which the Company or any of its subsidiaries then conducts business, engage in any business or other commercial activity that constitutes a Competitive Business, whether directly or indirectly, and whether as an owner, stockholder, member partner, joint venturer, officer, director, consultant, advisor, independent contractor, agent or employee; provided that passive investments of two percent (2%) or less in the publicly-traded securities of an entity engaging in a Competitive Business shall not by itself constitute engaging in a Competitive Business. The Members acknowledge that IF Mack and its Affiliates are in the media business, including digital media and the sale of advertising in connection therewith, and that the covenants in this Section 4.03 shall not apply to IF Mack and its Affiliates.

4.04 Covenant Against Solicitation. Except as expressly provided in any applicable grant agreement or restricted unit agreement, each Member covenants and agrees that, during the Restricted Period, such Member will not, directly or indirectly, either on such Member's own behalf or on behalf of any other individual or commercial enterprise: (a) contact, communicate, solicit or transact any business with or assist any third party in contacting, communicating, soliciting or transacting any business with (i) any customer, client, supplier or contract manufacturer of the Company or any of its subsidiaries; (ii) any prospective customer, client, supplier or contract manufacturer of the Company or any of its subsidiaries who was solicited at any time during the twelve (12) month period preceding the beginning of the Restricted Period; or (iii) any individual or entity who or that was within the most recent twelve (12) month period a customer, client, supplier or contract manufacturer of the Company or any of its subsidiaries for the purpose of inducing such customer, client, supplier or contract manufacturer or potential customer, client, supplier or contract manufacturer to be connected to or to benefit from any Competitive Business or to terminate its or their business relationship with the Company or any of its subsidiaries; (b) solicit or induce, or assist any third party in soliciting or inducing, any individual or entity who or that is then (or was at any time within the preceding twelve (12) months) an employee, consultant, independent contractor or agent of the Company or any of its subsidiaries to leave the employment of the Company or any of its subsidiaries or to cease performing services for the Company or any of its subsidiaries; (c) hire or engage, or assist any third party in hiring or engaging, any individual or entity that is or was (at any time within the preceding twelve (12) months) an employee, consultant, independent contractor or agent of the Company or any of its subsidiaries; or (d) solicit or induce, or assist any third party in soliciting or inducing, any other Person, including any supplier of the Company or any of its subsidiaries, to terminate its relationship with the Company or any of its subsidiaries or otherwise to interfere with such relationship; provided, however, that clauses (a) and (c) shall not apply to or prohibit Nicholas White and IF Mack and their respective Affiliates from operating any of their respective current and future businesses that may be deemed to be a Competitive Business.

4.05 Severability. The Members acknowledge and agree that the restrictions contained in this Article IV are reasonable and are being relied upon by the Company. If a court of competent jurisdiction determines that any covenant under this Article IV is unenforceable, it shall be modified to the extent necessary to permit it to be enforceable.

4.06 Reasonableness; Injunction. Each Member acknowledges and agrees that (a) the Member has had an opportunity to seek advice of counsel in connection with this Agreement; (b) the restrictive covenants set forth in this Article IV (collectively, the "Restrictive Covenants") are reasonable in scope and in all other respects; (c) any violation of the Restrictive Covenants will result in irreparable injury to the Company; (d) money damages would be an inadequate remedy at law for the Company in the event of a breach of any of the Restrictive Covenants by the Member; and (e) specific performance in the form of injunctive relief would be an adequate remedy for the Company. If any Member breaches or threatens to breach a Restrictive Covenant, the Company shall be entitled, in addition to all other remedies, to an injunction restraining any such breach, without any bond or other security being required and without the necessity of showing actual damages. Notwithstanding anything herein to the contrary, the Restricted Period shall, automatically without further action, deed or notice, be extended by a number of days equal to the number of days in which a Member is in breach of his, her or its obligations under this Article IV.

ARTICLE V

COMMITMENT OF MEMBERS

5.01 Personal Service.

(a) No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Board in accordance with Section 8.01(c), no Member shall perform services for the Company or be entitled to compensation for services performed for the Company.

(b) Each Manager may be entitled to compensation for services performed for the Company in such amounts as reasonably determined by the Board, which approval shall be in accordance with Section 8.01(c), from time to time. Further, upon substantiation of the amount and purpose thereof, each Manager shall be entitled to reimbursement for expenses reasonably incurred in connection with the activities of the Company:

ARTICLE VI

ALLOCATION OF PROFITS AND LOSSES

6.01 Profits and Losses. After giving effect to the special allocations set forth in Section 12.01, and subject to the other provisions of Article XII, net Profits and net Losses for any Accounting Period shall be allocated among the Members in such a manner that, as of the end of such Accounting Period, with respect to each Member, the sum of (i) the Capital Account of such Member, (ii) such Member's share of Company Minimum Gain and (iii) such Member's Member Nonrecourse Debt Minimum Gain shall, as nearly as possible, be equal to the net amount, positive or negative, that would be distributed to such Member or for which such Member would be liable to the Company under this Agreement, determined as if the Company were to, on the last day of the Accounting Period, (i) sell all of the assets of the Company for an amount equal to their respective Gross Asset Values, (ii) satisfy all debts in accordance with their terms (limited, with

respect to each nonrecourse liability, to the Gross Asset Value of the assets securing such liability), and (iii) distribute the remaining proceeds of such sale in liquidation pursuant to Section 11.02(b), all of the foregoing computed after all actual distributions or Capital Contributions have been made for such Accounting Period.

6.02 Changes in Membership Interest. Upon the admission of an additional Member pursuant to Section 3.03 or the Transfer of a Membership Interest in the Company pursuant to Article IX, the Board, in its sole discretion, shall determine the proper allocation of Profits, Losses and items of income, gain, loss, deduction and credit to the periods before and after such admission or transfer using any method permitted under Code section 706 and the Treasury Regulations thereunder. Notwithstanding the foregoing, no Person may be admitted as a Member until such Person becomes a party to this Agreement by executing and delivering to the Company a written undertaking, in form and substance satisfactory to the Company in the sole discretion of the Board, to be bound by the terms and conditions of this Agreement.

ARTICLE VII

DISTRIBUTIONS

7.01 Distributions.

(a) Subject to the terms and conditions hereof, distributions of cash or property shall be made at such times as the Board may determine. In accordance with this Article VII and Section 11.02, for any calendar year, subject to the availability of cash, the Board shall distribute to each Member in cash an amount equal to the Tax Distribution Amount (as defined in Section 7.02). A distribution to any Member of a Tax Distribution Amount shall be treated as an advance on any other distributions to be made to the Member pursuant to this Section 7.01 and Section 11.02(b), and shall reduce such distributions accordingly. All distributions to the Members (other than distributions of Tax Distribution Amounts) shall be made in accordance with Section 7.01(b); provided, however, that if a Member who would otherwise be entitled to a distribution by the Company is indebted to the Company, and such indebtedness remains outstanding at the time that a distribution would be payable to such Member under this Agreement, then the Board, in its sole discretion, may elect to apply the amount that would otherwise be distributed to the Member to the amount of such indebtedness.

(b) Distributions shall be made to the Members in the following order and priority:

(i) first, to holders of Class CF Preferred Units that have made Capital Contributions to the Company, pro rata based on their CF Preferred Percentage Interest, until the amount distributed pursuant to this Section 7.01(b)(i) equals the aggregate amount of Capital Contributions made with respect to such Class CF Preferred Units;

(ii) second, to holders of Common Units that have made Capital Contributions to the Company with respect to such Units,

pro rata based on their Common Percentage Interest, until the amount distributed pursuant to this Section 7.01(b)(i) equals the aggregate amount of Capital Contributions made with respect to such Common Units; and

(iii) third, to the holders of Preferred Units, Common Units and Incentive Units, pro rata, in accordance with their Percentage Interests (treating such classes of Units as a single class);

provided, however, that (i) in no event will the Company make any distributions (other than distributions of Tax Distribution Amounts, which for the avoidance of doubt shall be made in respect of all vested and unvested Incentive Units) under Section 7.01 or Section 11.02(b) in respect of any Incentive Unit unless and until, and then only to the extent of such Incentive Unit's share of the excess of any amount(s) distributable after, the Company has already made aggregate distributions thereunder equal to the Threshold of such Incentive Unit, taking into account only distributions thereunder since the date of issuance of such Incentive Unit; and (ii) unless otherwise provided in an employment, consulting or other similar agreement with the Company or a subscription or award agreement for a Membership Interest, if any distribution under this Section 7.01(b) is made prior to the time that a Profits Interest held by any party to a Profits Interest Agreement have vested (as provided in the Profits Interest Agreement), the holder of such Unvested Profits Interest shall not be entitled to any portion of such distribution that is allocable to the Unvested Profits Interest and the Unvested Profits Interest shall be disregarded in apportioning the distribution among the Members pursuant to this Section 7.01(b).

7.02 Tax Distribution Amount. For purposes of this Agreement, the "Tax Distribution Amount" for any calendar year for any Member shall be an amount equal to the excess, if any, of (a)(i) the excess, if any, of the cumulative amount of income and gain items of the Company allocated on Schedule K-1 (IRS Form 1065) to such Member for all taxable years of the Company, over the cumulative amount of deduction and loss items of the Company allocated on such Schedule K-1 to such Member for all taxable years of the Company, multiplied by (ii) the sum, expressed as a percentage and reasonably determined by the Company, of (A) the highest marginal federal individual income tax rate in effect for that calendar year (taking into account any surtax and any reduced rate on long-term capital gains (to the extent that the Company's income will be so taxed) plus (B) the sum of the highest marginal New York State and City individual income tax rates in effect for that calendar year, over (b) the cumulative amount of all Tax Distributions made to such Member for all prior taxable years.

7.03 Payment of Taxes.

(a) If the Company incurs an obligation to pay directly any amount in respect of taxes with respect to amounts allocated or distributed to one or more Members, including but not limited to withholding taxes imposed on any Member's or former Member's share of the Company gross or net income and gains (or items thereof), income taxes, and any interest, penalties or additions to tax ("Tax Liability"), or if the amount of a payment or distribution of cash or other property to the Company is reduced as a result of withholding by other parties in satisfaction of any such Tax Liability:

(i) all payments by the Company in satisfaction of such Tax Liability and all reductions in the amount of a payment or distribution that the Company otherwise would have received shall be treated, pursuant to this Section 7.03, as distributed to those Members or former Members to which the related Tax Liability is attributable; and

(ii) either (x) notwithstanding any other provision of this Agreement, subsequent distributions to the Members shall be adjusted by the Board in an equitable manner so that, to the extent feasible, the burden of taxes withheld at the source or paid by the Company is borne by those Members to which such tax obligations are attributable; or (y) the Board in its sole discretion may cause any amount treated pursuant to Section 7.03(a)(i) as distributed to any Member or former Member at any time that exceeds the amount, if any, of distributions to which such Person is then entitled under this Agreement to be treated as a loan to such Person, and the Board shall give prompt written notice to such Person of the amount of such loan.

(b) Each Member covenants, for itself and its successors, assigns, heirs and personal representatives, that such Person shall repay any loan described in Section 7.03(a)(ii) not later than thirty (30) days after the Company delivers a written demand for such repayment (whether before or after the withdrawal of such Member from the Company or the dissolution of the Company). If any such repayment is not made within such thirty-day (30-day) period:

(i) such Person shall pay interest to the Company at the Prime Rate for the entire period commencing on the date on which the Company paid such amount and ending on the date on which such Person repays such amount to the Company together with all accrued but previously unpaid interest; and

(ii) the Company, at the discretion of the Board, may collect such unpaid amounts (including interest) from any distributions that otherwise would be made by the Company to such Person, treating the amount so collected as having been distributed to such Person.

(c) The Company, after consulting with its accountants or other advisers, shall determine the amount, if any, of any Tax Liability attributable to any Member. For this purpose, the Board shall be entitled to treat any Member as ineligible for an exemption from or reduction in rate of such tax under a tax treaty or otherwise except to the extent that such Member provides the Board with such written evidence as the Board or the relevant tax authorities may require to establish such Member's entitlement to such exemption or reduction.

(d) For purposes of this Section 7.03, any obligation to pay any amount in respect of any Tax Liability (including any interest, penalties or additions to tax) incurred by the Board with respect to income of or distributions made to any other Member or former Member shall constitute a Company obligation.

(e) The Board shall use its best efforts to assist any Member with obtaining any available exemption from, or refund of, any withholding or other tax with respect to any amounts allocable or distributable to such Member, provided that such Member furnishes all information reasonably required to make any governmental filings that the Board reasonably deem necessary or advisable. Each Member seeking such assistance shall reimburse the Board for all reasonable out-of-pocket costs and expenses incurred by the Board in furnishing any such assistance.

7.04 Distribution Limitation. Notwithstanding any other provision of this Agreement, no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Act or other applicable law.

ARTICLE VIII

MANAGEMENT

8.01 Management.

(a) The business and affairs of the Company shall be managed under, and, unless otherwise expressly provided herein, all determinations, calculations and approvals under this Agreement, shall be made by or under, the direction of a board of managers (the "Board"). The Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company described herein, including all powers, statutory or otherwise, possessed by directors or managers of a limited liability company under the laws of the State of Delaware. Except as otherwise required by law, approval of any action by the Board in accordance with the terms and conditions of this Agreement shall constitute approval of such action by the Company. Any Manager of the Board acting individually shall have no authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to make any expenditure or incur any obligations on behalf of the Company. The Members shall have no rights, powers or duties in respect of the management of the Company, except as expressly set forth in this Agreement or the Act.

(b) The initial Board shall consist of three (3) Managers. Managers may or may not be Members of the Company and shall be designated and appointed as follows:

(i) one (1) Manager shall be appointed by Nicholas White in his sole discretion (the "Founder Manager");

(ii) one (1) Manager shall be appointed by IF Mack in its sole discretion (the "IF Mack Manager"); and

(iii) one (1) Manager shall be appointed by Nicholas White; *provided, however*, that IF Mack must consent in writing to

such appointment, which consent may not be unreasonably withheld) (the "Independent Manager").

No Member shall have any liability as a result of designating a person as a Manager in accordance with Section 8.01(b) for any act or omission by such designated person in his or her capacity as a Manager of the Company.

(c) Except as otherwise specified in this Agreement, the Board shall act by majority vote; *provided, however*, that any of the following actions by the Board shall also require the affirmative vote of both the IF Mack Manager and the Founder Manager:

(i) admit any additional or new Member of the Company (other than pursuant to the provisions of Article IX hereof);

(ii) (A) enter into or amend the terms of any material agreement (including any employment or compensatory arrangement or real property lease) or any agreement or transaction with any Manager, Member, officer or any of their respective Affiliates or Family Members or (B) provide any compensation to any of the foregoing (including for service on the Board);

(iii) form any committee of the Board;

(iv) pay, repay, incur, issue, assume, or guarantee indebtedness of the Company to (A) any Member or (B) in excess of $500,000, to any other Person;

(v) approve, adopt, review, amend or modify any annual operating budget of the Company and its Subsidiaries (the "Budget");

(vi) make any expenditure or series of expenditures that in the aggregate deviate from any Budget by more than 10%;

(vii) make any material change in the nature of the Company's Business; and

(viii) increase the compensation of any employee of the Company other than in accordance with the Budget.

(d) Any Manager may resign at any time by giving written notice of his or her resignation to the Board and the Secretary of the Company. Any such resignation shall take effect at the time specified therein, or, if the time is not specified, upon receipt thereof by the Board or the Secretary, as the case may be. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any Manager or the entire Board may be removed, with or without cause, at any time by the Member or Members

who have the right to appoint such Manager or Managers. Managers shall serve until their earlier death, disqualification, resignation or removal in accordance with this Agreement.

(e) In the event that any Manager appointed as described in Section 8.01(b) resigns, is removed, dies or otherwise ceases to serve as a Manager, the resulting vacancy on the Board shall be filled by the Member or Members that have the right to appoint such Manager under Section 8.01(b). If the Member or Members having the right to appoint such Manager fail to so designate another Manager, then such Manager's position shall remain vacant until such time as such Member(s) entitled to appoint such Manager elect to fill such vacancy, and, with respect to each such vacancy, the number of Managers required for a quorum shall be reduced by one until such time as such vacancy is filled.

(f) Action may be taken by the Board at a meeting (at which members of the Board may participate in person or by telephone) at which a quorum is present in person or by telephone.

(g) No action may be taken at a meeting of the Board unless each Manager has been given (or waived, in writing before or after the meeting) proper notice of the meeting and a quorum is present. The presence, in person or by teleconference, of a majority of the member of the Board or their proxies shall be required to constitute a quorum at all meetings of the Board.

(h) The Board shall meet at such times as may be determined by the Board. Board meetings shall be held upon no less than three (3) calendar days' prior written notice to all members of the Board, although such notice may be waived by a member of the Board in writing before or after the meeting in question, or by attending such meeting for a purpose other than to assert insufficiency of notice for such meeting. Meetings may be held by telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such communications equipment shall constitute presence in person at a meeting.

(i) Subject to review and approval by the Board, the Company shall promptly reimburse each member of the Board for all reasonable travel and related fees and expenses incurred by the Member to attend Board meetings and serve on the Board.

8.02 Action by Written Consent. Any action permitted or required by the Act or this Agreement to be taken by: (a) the Board may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by all of the Managers; and (b) the Members may be taken without a meeting if a consent in writing, setting forth the action taken, is signed by Members holding the minimum votes necessary to authorize such action. If action is taken by written consent pursuant to clause (b) of the preceding sentence, the Company shall promptly deliver a notice of such action to all non-consenting Members that were entitled to vote on such action.

8.03 Protective Provisions. Except to the extent authorized, approved or consented to by a Majority Vote, the Company shall not (and no Person (including, without limitation, the Board, any Manager or any officer of the Company shall), on the Company's behalf):

(a) issue, repurchase or redeem any equity securities (other than Incentive Units up to the maximum amounts outstanding authorized by Section 3.01(a)(i)) or other rights to purchase equity securities of the Company;

(b) create, or authorize the creation of, or issue or obligate itself to issue any membership interests or other securities of the Company ranking senior to or parri passu with the Class A Common Units or Class B Common Units;

(c) liquidate, dissolve or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent to any of the foregoing;

(d) make an assignment for the benefit of creditors, file bankruptcy or otherwise seek protection under any creditor rights statute for or on behalf of the Company or any subsidiary;

(e) merge or consolidate with or into any Person (other than an entity wholly owned, directly or indirectly, by the Company), or to permit any Person to merge or consolidate with or into it;

(f) sell, lease, transfer, assign or otherwise dispose of all or substantially all of the assets of the Company other than in the ordinary course of business of the Company;

(g) amend, alter or repeal the provisions of the Certificate of Formation or this Agreement (except as otherwise permitted pursuant to this Agreement); or

(h) enter into, assume or become bound by any contract to do any of the foregoing.

8.04 Officers. The Board shall retain always the authority to make management decisions notwithstanding any delegation of duties by the Board to employees, agents or committees. The Board may, but shall not be required to, designate one or more other officers or agents. Nicholas White is hereby appointed as the President, Chief Executive Officer ("CEO") and Secretary of the Company until such time as his successor is duly elected and qualified or until his earlier resignation or removal. The CEO of the Company may be removed, at any time and from time to time, only by approval of the Board. It is within the CEO's discretion to remove any of the officers at any time and from time to time. Subject to the other provisions of this Agreement and unless the Board shall specifically authorize otherwise, the President and Chief Executive Officer of the Company shall have the right, power and authority (i) to supervise, control and the transact the day-to-day business and affairs of the Company, (ii) to act for or on behalf of the Company, (iii) to bind the Company, and (iv) to execute in the name of the Company and on behalf of the Company any contracts, deeds, bonds, mortgages, contracts, checks, notes, drafts, or other instruments that the Board have authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by the Board to some other officer or agent of the Company.

8.05 Biennial Statement on Furtherance of Public Benefits. As required by the Act, the Company shall no less than biennially provide the Members with a statement as to how

the Company has promoted its Public Benefit as defined in Section 2.06 above. The statement shall include: (1) the objectives that have been established to promote the Public Benefit; (2) the standards that have been adopted to measure the Company's progress in promoting the Public Benefit; (3) objective factual information based on those standards regarding the Company's success in meeting the objectives for promoting the Public Benefit; (4) an assessment of the Company's success in meeting the objectives and promoting the Public Benefit.

ARTICLE IX

TRANSFERS OF MEMBERSHIP INTERESTS; DRAG-ALONG RIGHTS; AND PREEMPTIVE RIGHTS

9.01 Restrictions on Transfers. Except as otherwise permitted by this Agreement, no Member may Transfer all or any portion of his, her or its Membership Interest in the Company without the prior written consent of the Board, which consent may be granted or withheld in the absolute and unreviewable discretion of the Board.

9.02 Refusal Rights.

(a) Grant. Subject to the terms of Section 9.05 below, each Member hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Units that such Member may propose to Transfer in a Proposed Member Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Member proposing to make a Proposed Member Transfer must deliver a Proposed Transfer Notice to the Company and each Major Member not later than thirty (30) days prior to the consummation of such Proposed Member Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Member Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 9.02, the Company must deliver a Company Notice to the selling Member within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c) Grant of Secondary Refusal Right to Major Members. Subject to the terms of Section 9.05 below, each Member hereby unconditionally and irrevocably grants to the Major Members a Secondary Refusal Right to purchase all or any portion of the Transfer Units not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 9.02(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Units subject to a Proposed Member Transfer, the Company must deliver a Secondary Notice to the selling Member and to each Major Member (and solely for purposes of Section 9.03(a), each Common Member) to that effect no later than fifteen (15) days after the selling Member delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, a Major Member must deliver a Member Notice to the selling Member and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Units. If options to purchase have been exercised by the Company and the Major Members with respect to some but not all of the Transfer Units by the end of the 10-day period specified in the last sentence of Section 9.02(c) (the "Member Notice Period"), then the Company shall, immediately after the expiration of the Member Notice Period, send written notice to those Major Members who fully exercised their Secondary Refusal Right within the Member Notice Period (the "Exercising Members"). Each Exercising Member shall, subject to the provisions of this Section 9.02(d), have an additional option (the "Undersubscription Right") to purchase all or any part of the balance of any such remaining unsubscribed Transfer Units on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Member must deliver an Undersubscription Notice to the selling Member and the Company within ten (10) days after the expiration of the Member Notice Period. In the event there are two or more such Exercising Members that choose to exercise the last-mentioned option for a total number of remaining Units in excess of the number available, the remaining Units available for purchase under this Section 9.02(d) shall be allocated to such Exercising Members pro rata based on the number of Transfer Units such Exercising Members have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any Transfer Units that any such Exercising Member has elected to purchase pursuant to the Undersubscription Notice). If the options to purchase the remaining Units are exercised in full by the Exercising Members, the Company shall immediately notify all of the Exercising Members and the selling Member of that fact.

(e) Sale of Transfer Units. If the total number of Transfer Units that the Company and the Major Members have agreed to purchase in the Company Notice, the Member Notices and the Undersubscription Notices is less than the total number of Transfer Units, the selling Member shall be free to sell the remaining Transfer Units to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including without limitation the terms and restrictions set forth in Section 9.03; (ii) any future Proposed Member Transfer shall remain subject to the terms and conditions of this Agreement, including this Article IX; and (iii) such sale shall be consummated within sixty (60) days after delivery of the Proposed Transfer Notice and, if such sale is not consummated within such sixty (60) day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Units is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board and as set forth in the Company Notice or Secondary Notice, as applicable. If the Company or any Major Member cannot for any reason pay for the Transfer Units in the same form of non-cash consideration, the Company or such Major Member may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice or Secondary Notice, as applicable. The closing of the purchase of Transfer Units by the Company and the Major Members shall take place, and all payments from the Company and the Major Members shall have been delivered to the selling Member, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Member Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice. Upon request by any Common Member, the

Company will provide such Common Member a summary of any purchase of Transfer Units made pursuant to this Section.

9.03 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Units subject to a Proposed Member Transfer are not purchased pursuant to Section 9.02 above and thereafter is to be sold to a Prospective Transferee, each Common Member may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Member Transfer as set forth in Section 9.03(b) below and otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Common Member who desires to exercise its Right of Co-Sale must give the selling Member written notice to that effect within fifteen (15) days after the deadline for delivery by the Major Members of a Member Notice to exercise a Major Member's Secondary Refusal Right (described above in Section 9.02(c)), and upon giving such notice such Common Member shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Units Includable. Each Common Member who timely exercises such Common Member's Right of Co-Sale by delivering the written notice provided for above in Section 9.03(a) may include in the Proposed Member Transfer all or any part of such Common Member's Common Units equal to the product obtained by multiplying (i) the aggregate number of Transfer Units subject to the Proposed Member Transfer (excluding Units purchased by the Company or the Major Members pursuant to the Right of First Refusal, the Secondary Refusal Right or the Undersubscription Right) by (ii) a fraction, the numerator of which is the number of Common Units owned by such Common Member immediately before consummation of the Proposed Member Transfer and the denominator of which is the total number of Common Units owned, in the aggregate, by all Common Members and the selling Member immediately prior to the consummation of the Proposed Member Transfer. To the extent one or more of the Common Members exercises such Right of Co-Sale in accordance with the terms and conditions set forth herein, the number of Transfer Units that the selling Member may sell in the Proposed Member Transfer shall be correspondingly reduced.

(c) Delivery of Certificates. Each Common Member shall effect its participation in the Proposed Member Transfer by delivering to the transferring Member, no later than fifteen (15) days after such Common Member's exercise of the Right of Co-Sale, one or more unit certificates, if any, properly endorsed for transfer to the Prospective Transferee, representing the number of Units that such Common Member elects to include in the Proposed Member Transfer.

(d) Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 9.03 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 9.03.

(e) Deliveries. Each unit certificate a Common Member delivers to the selling Member pursuant to Section 9.03(c) above will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Units pursuant

to the terms and conditions specified in the Proposed Transfer Notice and the purchase and sale agreement, and the selling Member shall concurrently therewith remit or direct payment to each Common Member the portion of the sale proceeds to which such Common Member is entitled by reason of its participation in such sale. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Common Member exercising its Right of Co-Sale hereunder, no selling Member may sell any Transfer Units to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such selling Member purchases all securities subject to the Right of Co-Sale from such Common Member on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

(f) Additional Compliance. If any Proposed Member Transfer is not consummated within sixty (60) days after receipt of the Proposed Transfer Notice by the Company, the Members proposing the Proposed Member Transfer may not sell any Transfer Units unless they first comply in full with each provision of this Article IX. The exercise or election not to exercise any right by any Common Member hereunder shall not adversely affect its right to participate in any other sales of Transfer Units subject to this Section 9.03.

9.04 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Member Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Units not made in strict compliance with this Agreement).

(b) Violation of Refusal Right. If any Member becomes obligated to sell any Transfer Units to the Company or any Major Member under this Agreement and fails to deliver such Transfer Units in accordance with the terms of this Agreement, the Company and/or such Major Member may, at its option, in addition to all other remedies it may have, send to such Member the purchase price for such Transfer Units as is herein specified and transfer to the name of the Company or such Major Member (or request that the Company effect such transfer in the name of a Major Member) on the Company's books the certificate or certificates representing the Transfer Units to be sold.

(c) Violation of Co-Sale Right. If any Member purports to sell any Transfer Units in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Common Member who desires to exercise its Right of Co-Sale under Section 9.03 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Member to purchase from such Common Member the type and number of Units that such Common Member would have been entitled to sell to the Prospective Transferee under Section 9.03 had the Prohibited Transfer been effected pursuant to and in compliance with the terms of Section 9.03. The sale

will be made on the same terms and subject to the same conditions as would have applied had the Member not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Common Member learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 9.03. Such Member shall also reimburse each Common Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Common Member's rights under Section 9.03.

9.05 Exempt Transfers.

(a) Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 9.02 and Section 9.03 shall not apply: (i) in the case of a Member that is an entity, upon a transfer of Transfer Units by such Member to its stockholders, members, partners or other equity holders, or in the case of a Member that is a trust, upon a distribution by such Member to its beneficiaries, (ii) to a repurchase of Transfer Units from a Member by the Company (x) at a price no greater than that originally paid by such Member for such Transfer Units and pursuant to an agreement containing vesting and/or repurchase provisions approved by the Board or (y) pursuant to Section 9.15, (iii) to the sale or transfer by a Member of any Units to such Member's Affiliate, or (iv) in the case of a Member that is a natural person, upon a transfer of Transfer Units by such Member made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Member (or his or her spouse) (all of the foregoing collectively referred to as "Family Members"), or any custodian or trustee of any trust, partnership or limited liability company solely for the benefit of, or the ownership interests of which are owned wholly by, such Member or any such family members; provided that in the case of clauses (i), (iii) and (iv), the Member shall deliver prior written notice to the Company and the Major Members of such gift or transfer and such Transfer Units shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition precedent to such transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Member (but only with respect to the securities so transferred to the transferee), including the obligations of a Member with respect to Proposed Member Transfers of such Transfer Units pursuant to Section 9.02 and Section 9.03; and provided, further, in the case of any transfer pursuant to clause (i) or (iii) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer. The foregoing notwithstanding, all proposed transfers of Transfer Units remain subject to Section 9.01 at all times.

(b) Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 9.02 and Section 9.03 shall not apply to the sale of any Transfer Units (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) pursuant to a Deemed Liquidation Event or (c) pursuant to a Sale of the Company pursuant to Section 9.12.

9.06 Prohibited Transferees. Notwithstanding the foregoing or anything else herein to the contrary, no Member shall transfer any Transfer Units to (a) any entity which, in the

determination of the Board, directly or indirectly competes with the Company, except that IF Mack may transfer Units to an Affiliate of IF Mack without regard to whether it competes with the Company, or (b) any customer, distributor or supplier of the Company, if the Board should, in its good faith and reasonable judgment, determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

9.07 Rights of Unadmitted Transferee. A transferee of a Membership Interest who is not admitted as a Member pursuant to Section 9.08 shall be entitled to allocations and distributions attributable to the Membership Interest Transferred to the same extent as if the transferee were a Member, but, except as expressly provided in this Section 9.07, shall have no right to participate in the management of the Company, or to vote or give a consent on any matter calling for the approval or consent of the Members (and any requisite percentage or majority shall be computed as if the Transferred Membership Interest did not exist), shall have no right to any information or accounting of the affairs of the Company, and shall not have any of the other rights of a Member under the Act or this Agreement. The Company shall permit each Unadmitted Transferee, at such Unadmitted Transferee's sole cost and expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with the Company's Managers, officers and other members of management, during normal business hours of the Company as may be reasonably requested by the Unadmitted Transferee in writing at least twenty business (20) days prior to the proposed date of such visitation or inspection; provided, however, that the Company shall not be obligated pursuant to this Section 9.07 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

9.08 Admission of Transferee as Member. Subject to the other provisions of this Article IX, a transferee of a Membership Interest may be admitted to the Company as a Member only upon satisfaction of all of the following conditions:

(a) The Membership Interest with respect to which the transferee is admitted was acquired by means of a Transfer permitted under this Article IX;

(b) The transferee becomes a party to this Agreement as a Member and executes such documents and instruments as the Board reasonably may request as necessary or appropriate to confirm such transferee as a Member in the Company and such transferee's agreement to be bound by the terms and conditions hereof; and

(c) The transferee furnishes copies of all instruments effecting the Transfer, opinions of counsel and such other certificates, instruments, and documents as the Board may require.

9.09 Effect of Disposition. Following any Transfer of a Member's entire Membership Interest, the Transferring Member shall have no further rights as a Member of the Company. In addition, following any permitted Transfer or attempted Transfer of a portion of a Member's Membership Interest, the Transferring Member shall have no further rights as a Member

of the Company with respect to that portion Transferred or attempted to be Transferred and shall be treated as an Unadmitted Transferee with respect to such Membership Interest or portion thereof.

9.10 Interests in a Member. A Member that is not a natural person shall not cause or permit an interest, direct or indirect, in itself to be Transferred such that, after giving effect to the Transfer, the Company would be considered to have terminated within the meaning of Code section 708.

9.11 Prohibited Transfers. Any purported Transfer that is not permitted under this Article IX shall be null and void and of no effect whatsoever. In the case of a Transfer or attempted Transfer that is not such a permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability and damage that any of such indemnified persons may incur (including incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

9.12 Drag-Along Right. In the event that (a) the Board, and (b) the Members with a Majority Vote (the "Selling Holders"), approve a Sale of the Company in writing, specifying that this Section 9.12 shall apply to such transaction, then each Member hereby agrees:

(a) if such transaction requires Member approval, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of, and adopt, such Sale of the Company (together with any related amendment to this Agreement required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a sale of Units, to sell the same proportion of Units of the Company beneficially held by such Member as is being sold by the Selling Holders to the Person to whom the Selling Holders propose to sell their Units;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provision of this Section 9.12, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such party or Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, if applicable, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Units pursuant to this Section 9.12 includes any securities and due receipt thereof by any Member would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units; and

(g) in the event that the Selling Holders, in connection with such Sale of the Company, appoint a member representative (the "Member Representative") with respect to any indemnification, escrow or similar obligations applicable to or arising directly or indirectly from such Sale of the Company, to consent to (i) the appointment of such Member Representative, (ii) the establishment of any applicable escrow or similar fund in connection with such indemnification or similar obligations, and (iii) the payment of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of the Company and the related service as the representative of the Members.

(h) Notwithstanding anything to the contrary set forth herein, no Common Member will be required to comply with subsections (a) through (g) of this Section 9.12 in connection with any proposed Sale of the Company, unless:

(i) any representations and warranties to be made by the Member with respect to such Member (as opposed to the Company) in connection with the proposed Sale of the Company are substantively limited to representations and warranties related to the following matters: capacity, organization, authorization, enforceability, lack of conflicts, consents, legal proceedings and orders, title to the Units, accredited investor status and suitability (if applicable), solvency and brokers;

(ii) the Common Member is not required to agree in connection with the Sale of the Company to any covenant not to compete or covenant not to solicit customers that is more restrictive than any such covenant to which such Member is currently subject;

(iii) the Member is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach of any Member of any substantially similar representations, warranties and covenants provided by all Members);

(iv) liability for indemnification, if any, of the Member in connection with the Sale of the Company for the inaccuracy or breach of any representation and warranty made by the Company or its Members is several and not joint with any other Person (except for fraud or to the extent funds may be paid out of an escrow established to cover breaches of representations, warranties and covenants of the Company as well as breach of any Member of any identical representations, warranties and covenants provided by all Members);

(v) liability shall be limited to the Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Sale of the Company in accordance with the provisions of this Agreement and any other applicable Company governance documents) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to the Member in connection with such Sale of the Company, except with respect to claims related to fraud, the liability for which need not be limited; and

(vi) if the transaction is a sale of Units, the net proceeds when due and payable to each Member in connection with such Sale of the Company shall be determined in accordance with the provisions of this Agreement and any other applicable Company governance documents.

9.13 Remedies.

(a) Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Article IX are effective and that the parties enjoy the benefits of this Article IX.

(b) Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints Nicholas White and IF Mack, and a designee of the Selling Holders, and each of them, with full power of substitution, as the proxies of the party with respect to the matters set forth herein, including without limitation, votes regarding any Sale of the Company pursuant to Section 9.12 hereof, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Units in favor of the approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Section 9.12 of this Agreement. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Article IX and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 9.16 hereof. Each party hereto hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 9.16 hereof, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein. Each of the Members hereby further appoints Nicholas White and IF Mack, with power of substitution as such Member's true and lawful representative and

attorney-in-fact, in such Member's name, place and stead to make, execute, sign, acknowledge, swear to any and all instruments, certificates, agreements and other documents which may be deemed necessary or desirable to effect the provisions in Section 9.12. The power of attorney hereby granted by each of the Members is coupled with an interest, is irrevocable, and shall survive, and shall not be affected by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy or insolvency of such Member.

(c) Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably and immediately damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Members shall be entitled to a temporary, preliminary and permanent injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, and the foregoing remedies shall be in addition to and not instead of all other remedies available at law or in equity.

(d) Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

9.14 Preemptive Rights.

(a) Subject to the terms of this Section 9.14 and applicable federal and state securities laws, if the Company proposes to offer or sell any such New Securities, each Rights Holder shall have the right to purchase his, her or its Common Percentage Interest of any New Securities.

(b) If the Company proposes to sell and/or issue any New Securities, it shall give each Rights Holder written notice of its intention, describing all material terms of the New Securities proposed to be sold and/or issued, including the type and price thereof and the terms and conditions upon which the Company proposes to sell and/or issue the same (the "Initial Preemptive Rights Notice"). Each Rights Holder shall have fifteen (15) days from his, her or its receipt of the Initial Preemptive Rights Notice to agree to purchase up to his, her or its Common Percentage Interest of the New Securities proposed to be sold and/or issued for the price (if any) and upon the terms and conditions specified in the Initial Preemptive Rights Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. Notwithstanding the foregoing, the Company shall not be required to offer or sell such New Securities to a particular Rights Holder if the offer or sale to such Rights Holder would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale (e.g., because (i) the Rights Holder is not a United States resident or (ii) if the Rights Holder is not an Accredited Investor).

(c) If not all of the Rights Holders elect to purchase their Common Percentage Interests of the New Securities proposed to be sold and/or issued, then the Company shall promptly notify in writing the Rights Holders who do so elect and shall offer such Rights Holders the right to acquire any unsubscribed New Securities. Any Rights Holder that desires to purchase all or a portion thereof of the unsubscribed New Securities shall have five (5) days after

receipt of such written notice to notify the Company of its election to purchase unsubscribed New Securities.

(d) If, and to the extent that, the Rights Holders fail to exercise in full their rights under this Section 9.14, the Company shall have ninety (90) days thereafter to sell the New Securities in respect of which the Rights Holders' rights were not exercised, at a price and upon general terms and conditions no more favorable to the purchasers thereof than those terms (including, without limitation, the price) specified in the Initial Preemptive Rights Notice. If the Company has not sold such New Securities within ninety (90) days of the giving of the Initial Preemptive Rights Notice, the Company shall not thereafter issue or sell any New Securities, without first offering such New Securities to the Rights Holders in the manner provided above. Nothing in this Section 9.14 shall be interpreted to permit the creation or issuance of any New Securities if the creation or issuance of such New Securities is otherwise prohibited or restricted by any other Section or subsection of this Agreement.

(e) For purposes of this Section 9.14, each Rights Holder may aggregate his, her or its Common Percentage Interest among other Rights Holders that are Affiliates thereof to the extent that such Affiliates do not elect to purchase their respective Common Percentage Interests of New Securities, and may, assign his, her or its rights under this Section 9.14 to any Affiliates.

9.15 Repurchase of Class B Common Units. Notwithstanding anything to the contrary contained herein, all Class B Common Units held by a Member or beneficially owned by such Person or any of its, his or her transferees shall be subject to the Company's right of repurchase or forfeiture under the circumstances and on the terms and conditions specified below, provided that if a Member has entered into a restricted units or other agreement with the Company providing for repurchase of any Class B Common Units upon termination, the rights and obligations of the Company and such Member with respect to the repurchase any Class B Common Units upon termination shall be as set forth in such agreement. For the sake of clarity and the avoidance of doubt, the provisions of this Section 9.15 shall only apply to Class B Common Units.

(a) Repurchase Upon Termination. If any Member's employment or service with the Company or any of its subsidiaries or Affiliates is terminated for any reason (including because of the death, permanent disability, retirement or resignation of such Member), the Company shall have the right, but not the obligation, pursuant to procedures described in Section 9.15(b) to purchase all of such Member's (and such Person's transferees') Class B Common Units for an aggregate price equal to the Fair Market Value of the Class B Common Units to be purchased as of the date of such termination of employment or service. The foregoing option shall be exercisable by written notice to such Member or his or her executor or personal representative, as applicable, within 180 days of the effective date of such Member's termination of employment or service with the Company or any of its subsidiaries or Affiliates.

(b) Repurchase Procedures. The Company shall have the right, but not the obligation, to purchase all or any Class B Common Units held by a Member (or such Person's transferees) by sending written notice to the applicable Member within the 180-day period described in Section 9.15(a) above. Such a notice shall specify the closing date for the repurchase of any Class B Common Units by the Company. The purchase price for the Class B

Common Units shall be paid by the Company, in the Board's election, (i) in cash at closing, (ii) by delivery of an unsecured promissory note subordinated and junior in right of payment to all other indebtedness of the Company and its subsidiaries which shall accrue interest at an annual rate equal to the prime rate published in the Wall Street Journal, with such other terms and conditions as reasonably determined by the Board, including, without limitation, a lump sum payable only upon a Sale of the Company, or (iii) in any combination thereof. In the event that such notice is timely delivered, then the terminated Member (and such Member's transferees) shall be deemed to have assigned all of its right, title and interest in and to the Class B Common Units to the Company effective as of the date of such termination (regardless of when the consummation of the repurchase of the Class B Common Units is consummated), such Person shall cease to have any rights with respect to the Class B Common Units as of such date (except only to receive the purchase price therefor as computed pursuant to this Section 9.15), and such Class B Common Units shall be deemed cancelled on the Company's books and shall no longer be outstanding as of such date.

(c) For purposes of this Section 9.15, upon the termination of employment or service of any Person (i) that owns, directly or indirectly, any outstanding Class B Common Units, including through ownership of any Member that is an entity or (ii) who is or whose family is the beneficiary of any Member that is a trust, the Class B Common Units held by such Person, such Member(s) and their respective transferees shall be subject to repurchase as set forth in this Section 9.15 as though such Class B Common Units were owned directly by such Person.

9.16 Term. The rights and obligations of the parties under Section 9.02, Section 9.03, Section 9.04, Section 9.12 and Section 9.13 of this Agreement shall automatically terminate upon the earliest of (a) immediately prior to the consummation of an IPO, (b) the consummation of a Sale of the Company, provided that the provisions of Section 9.12 hereof will continue after the closing of any Sale of the Company solely to the extent necessary to enforce the provisions of Section 9.12 with respect to such Sale of the Company; and (c) an amendment or modification to this Agreement to such effect in accordance with Section 15.08 below.

ARTICLE X

WITHDRAWAL

10.01 Restrictions on Withdrawal. Without the consent of the Board, which consent may be granted or withheld in the absolute and unreviewable discretion of the Board, a Member does not have the right to withdraw from the Company as a Member or to terminate his, her or its Membership Interest.

10.02 Withdrawal Payment; Reserves. Upon a permitted withdrawal, the withdrawing Member shall be entitled to receive his, her or its Capital Account balance in the Company as of the withdrawal date (as determined after giving effect to the revaluation of Company assets pursuant to Section 3.06) in respect of his, her or its unforfeited Membership Interest, payable in cash or in kind, as the Board may select, and subject to the limitations and other provisions of this Article X. The payment to a withdrawing Member shall be made within ninety (90) calendar days after the date of withdrawal or, at the option of the Board, in twenty (20)

equal quarterly installments of principal, the first of which shall be paid within ninety (90) calendar days after the date of withdrawal, together with interest on the unpaid principal balance at a rate equal to the mid-term applicable federal rate under Code section 1274 (for quarterly compounding periods) as of the date of withdrawal. If installment payment is elected, interest shall accrue from the date of withdrawal and shall be paid together with each quarterly installment of principal, and the Company at any time may prepay, in whole or in part, the amount owing, without penalty or premium, which prepayment shall be applied first to accrued but unpaid interest and then to principal installments in their inverse order of maturity. The Board may withhold from the amount payable to a withdrawing Member under this Section 10.02 for subsequent adjustments in the computation of the withdrawal amount and reserves for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations, and to a reasonable charge to cover the cost of selling or liquidating assets in order to effect payment to the withdrawing Member. Any amount withheld as a reserve shall reduce the amount payable under this Section 10.02 and shall be invested at interest by the Company in a segregated account (which may be commingled with similar accounts). The unused portion of any reserve shall be distributed with interest thereon after the Board shall have determined that the need therefore shall have ceased.

10.03 Withdrawing Member's Rights. Following the date of a withdrawal, the withdrawing Member shall have no further rights as a Member of the Company and, in the event that any money is still owed to the withdrawing Member after the date of withdrawal, the withdrawing Member shall have only the rights of an unsecured creditor of the Company.

ARTICLE XI

DISSOLUTION, LIQUIDATION, AND TERMINATION

11.01 Dissolution. The Company shall be automatically dissolved and its affairs shall be wound up on the first to occur of the following:

(a) at any time upon the unanimous consent of the Board; or

(b) ninety (90) days after the date upon which the Company has no Members, unless within that ninety (90) day period a Member has been admitted to the Company pursuant to the Act.

11.02 Liquidation.

(a) Upon a dissolution of the Company requiring the winding-up of its affairs, the Board (or, in its absence, the Members) shall wind up its affairs. The assets of the Company shall be sold within a reasonable period of time to the extent necessary to pay or provide for the payment of all debts and liabilities of the Company, and may be sold to the extent deemed practicable and prudent by the Board.

(b) The net assets of the Company remaining after satisfaction of all such debts and liabilities and the creation of any reserves under Section 11.02(d), shall be distributed to the holders of Units in accordance with Section 7.01(b).

(c) Distributions to Members pursuant to this Section 11.02 shall be made by the end of the taxable year of the liquidation, or, if later, ninety (90) days after the date of such liquidation in accordance with Regulations Section 1.704-1(b)(2)(ii)(g).

(d) The Board may withhold from distribution under this Section 11.02 such reserves which are required by applicable law and such other reserves for subsequent computation adjustments and for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations. Any amount withheld as a reserve shall reduce the amount payable under this Section 11.02 and shall be held in a segregated interest bearing account (which may be commingled with similar accounts). The unused portion of any reserve shall be distributed with interest thereon pursuant to this Section 11.02 after the Board shall have determined that the need therefore shall have ceased.

11.03 Deficit Capital Accounts. If a Member has a deficit balance in its Capital Account after giving effect to all contributions, distributions and allocations for all taxable years, including the year in which the liquidation occurs, the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed by such Member to the Company or to any other Person, for any purpose whatsoever.

ARTICLE XII

ALLOCATION RULES

12.01 Special Allocations.

(a) Minimum Gain Chargeback. Notwithstanding any other provision of Article VI or this Article XII, except to the extent that Section 1.704-2(f) of the Regulations (or any other applicable authority) provides an exception to the operation of the minimum gain chargeback requirement of the Regulations, if there is a net decrease in Company Minimum Gain during any Accounting Period, each Member shall be specially allocated items of income and gain for such Accounting Period in an amount equal to such Member's share of the net decrease in the Company's Minimum Gain (within the meaning of Regulations Section 1.704-2(g)(2)), determined in accordance with Regulations Section 1.704-2(g). In the event that the minimum gain chargeback requirement imposed by this Section and Regulations Section 1.704-2(f) exceeds the Company's income and gains for the Accounting Period, the excess shall be treated as a minimum gain chargeback requirement, and shall be specially allocated under this Section, in the immediately succeeding Accounting Periods until fully charged back. Allocations pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto. The items to be allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j) of the Regulations. This Section 12.01(a) is intended to comply with the minimum gain chargeback requirement in the Regulations and shall be interpreted consistently therewith.

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any other provision of Article VI or this Article XII, except to the extent that Section 1.704-2(i)(4) of the Regulations (or any other applicable authority) provides an

exception to the operation of the partner nonrecourse debt minimum gain chargeback requirement of the Regulations, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Accounting Period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), as of the beginning of that Accounting Period, shall be specially allocated items of income and gain for such Accounting Period (and, if necessary, succeeding Accounting Periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain shall be determined in a manner consistent with the provisions of Regulations Sections 1.704-2(j)(2) and 1.704-2(i)(4). Allocations pursuant to this Section shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to this Section and Section 1.704-2(i)(4) of the Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Regulations. This Section 12.01(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6), items of income and gain (consisting of a *pro rata* portion of each item of income, including gross income and gain) shall be specially allocated to that Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible; provided, however, that an allocation pursuant to this Section shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article XII have been tentatively made as if this Section were not a part of this Agreement.

(d) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Accounting Period that is in excess of the sum of the amount such Member is obligated to restore, or the amount such Member is deemed obligated to restore pursuant to the next to last sentences of Section 1.704-2(g)(l) and Section 1.704-2(i)(5) of the Regulations, the Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Subsection shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article XII have been tentatively made as if this Section and the qualified income offset provision set forth in the preceding Section were not a part of this Agreement.

(e) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any asset of the Company pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts of the Members shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event

Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(f) Nonrecourse Deductions. Nonrecourse Deductions for any Accounting Period shall be specially allocated to the Members, in the same manner that Profits and Losses are allocated under Article VI for the applicable Accounting Period.

(g) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Accounting Period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

(h) Corrective Allocations. The allocations set forth in the preceding Subsections of this Section 12.01 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Section 12.01(h). Therefore, notwithstanding any other provision of Article VI or this Article XII (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all items were allocated pursuant to Article VI. In making any allocation under this Section, the Board shall take into account future Regulatory Allocations under Section 12.01(a) and Section 12.01(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 12.01(f) and Section 12.01(g).

12.02 Code Section 704(c).

(a) In accordance with Code section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company, solely for tax purposes shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

(b) If the Gross Asset Value of any asset of the Company is revalued pursuant to Section 3.06(b), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Gross Asset Value in the same manner as under Code section 704(c) and the Regulations thereunder.

(c) Any elections or other decisions relating to allocations made under this Section 12.02 shall be made in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 12.02 are solely for income tax purposes and shall not affect, or in any way be taken into account in computing, any Person's Capital

Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

(d) The provisions of this Section 12.02 are intended to comply with Code section 704(c) and the Regulations promulgated thereunder. The Board shall make any modifications to this Agreement as may be required to comply with Section 704(c) and the Regulations thereunder.

12.03 Other Allocation Rules.

(a) Except as otherwise provided in this Agreement, items of income, gain, loss, deduction and credit shall be allocated among the Members for income tax purposes in a manner consistent with the allocations made for "book purposes" under Article VI and this Article XII. Specifically, items of taxable income or loss corresponding to items which have been allocated pursuant to Article VI or Section 12.01 shall be allocated for tax purposes in the same manner as those items are allocated for book purposes. Taxable income or loss for any Accounting Period that is not allocated pursuant to the preceding sentence and that is not otherwise allocated pursuant to Article VI or this Article XII shall be allocated among the Members for tax purposes in the same proportion that Profits or Losses has been allocated for that Accounting Period under Article VI.

(b) For purposes of determining the Profits, Losses or any other items allocable to any Accounting Period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board using any permissible method under Code section 706 and the Regulations thereunder.

(c) Except as otherwise provided in this Agreement, all items of income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the applicable Accounting Period.

(d) Notwithstanding the other provisions of Article VI or this Article XII, the Board is authorized to make any adjustment in the allocation of Profits or Losses provided for in Article VI and Article XII if the Board considers in good faith that the adjustment is necessary and equitable to correct errors in allocations caused by errors in unaudited financial information or those which may result from there being multiple Accounting Periods in a single Fiscal Year.

(e) Solely for purposes of determining each Member's share of "excess nonrecourse liabilities" of the Company, as such term is defined in Regulations Section 1.752-3(a)(3), each Member's interest in profits for any Accounting Period shall be that Member's share of the Profits allocated under Article VI.

(f) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Company shall endeavor to treat distributions as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

ARTICLE XIII

LIABILITY; EXCULPATION; INDEMNIFICATION

13.01 Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Manager or Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Manager or Member, respectively. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Member or Manager. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement or other written agreements. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person. For the avoidance of doubt, (a) Section 7.03 will be interpreted consistently with this provision, (b) the parties agree that Section 7.04 is not inconsistent with this Section 13.01 and (c) nothing in this Section 13.01 shall limit any Member's obligations pursuant to Section 7.03.

13.02 Exculpation.

(a) No Manager shall be liable to the Company or any Member for any loss suffered by the Company or any Member which arises out of any action or omission of such Manager if (i) such Manager determined, in good faith, that such course of conduct was in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Manager's conduct was unlawful, and (ii) such course of conduct did not constitute fraud, gross negligence or willful misconduct of such Manager.

(b) No Member shall be liable to the Company, any Manager or any Member for any loss suffered by the Company, any Manager or any Member which arises out of any action or omission of such Member if (i) such course of conduct did not constitute fraud and (ii) with respect to any criminal action or proceeding, such Member had no reasonable cause to believe that his, her or its conduct was unlawful.

(c) No Member or Manager shall be liable to the Company, any Manager or any Member for the negligence, whether of omission or commission, dishonesty or bad faith of any employee, broker or other agent of the Company selected by such Member or Manager with reasonable care.

(d) No Member or Manager shall be liable to the Company, any Manager or any Member for the negligence, whether of omission or commission, dishonesty or bad faith of any employee, broker or other agent of the Company of whom such Member or Manager was not and need not have been involved in the selection, engagement or supervision.

(e) No Manager shall be liable to the Company, any Manager or any Member with respect to any action or omission taken or suffered by any of them in good faith if such action or omission is taken or suffered in reliance upon and in accordance with the opinion or advice as to matters of law of legal counsel, or as to matters of accounting of accountants, or as to matters of valuation of investment bankers or appraisers; *provided that* any such professional or firm is selected by any such Person with reasonable care.

13.03 Indemnification.

(a) Scope. The Company shall indemnify, defend and hold harmless, to the fullest extent permitted by law, each Manager, Members holding Common Units, officers and employees of the Company, and each Manager's heirs and personal representatives (individually, an "Indemnified Party") from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal fees and expenses), judgments, fines, settlements and other amounts ("Indemnified Costs") arising from all claims, demands, actions, suits or proceedings ("Actions"), whether civil, criminal, administrative or investigative, in which the Indemnified Party may be involved, or threatened to be involved, as a party or otherwise arising as a result of such Person's status as a Manager, Member, officer or employee of the Company, regardless of whether the Indemnified Party continues in such capacity at the time any such liability or expense is paid or incurred, and regardless of whether any such Action is brought by a third party, another Covered Person, or by or in the right of the Company; provided, however, that except as required by law, the Company shall be required to indemnify an Indemnified Party in connection with a proceeding (or part thereof) commenced by such Person only if the commencement of such proceeding (or part thereof) by such Person was authorized by the Board in writing, such authorization to be provided in the absolute and unreviewable discretion of the Board; and provided, further that the provisions of this Section 13.03 shall not eliminate or limit the liability of a Manager if a judgment or other final adjudication adverse to such Manager establishes that such Manager's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such Manager personally gained a financial profit or other advantage to which such Manager was not legally entitled.

(b) Reimbursements. The Company shall pay or reimburse, to the fullest extent allowed by law and consistent with Section 13.03(a) above, in advance of the final disposition of the proceeding, Indemnified Costs as incurred by the Indemnified Party in connection with any action that is the subject of Section 13.03(a) above, provided that the Indemnified Party agrees to repay the funds advanced, with interest, if the Indemnified Party is not entitled to indemnification under this Section 13.03.

(c) Appearance as a Witness. Notwithstanding any other provision of this Section 13.03, the Company shall pay or reimburse Indemnified Costs incurred by an Indemnified Party in connection with such Person's appearance as a witness or other participation in a proceeding involving or affecting the Company at a time when the Indemnified Party is not a named defendant or respondent in the proceeding.

(d) Insurance. The Company shall purchase and maintain insurance or other arrangements, in an amount and type reasonably acceptable to the Board, which insurance shall be for the benefit of the Company and its Managers, regardless of whether the Company

would have the power to indemnify such party against that liability under Section 13.03(a). The indemnification provided by this Section 13.03 shall be in addition to any other rights to which the Indemnified Parties may be entitled under any agreement, as a matter of law, or otherwise, and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Parties.

(e) Interested Transactions. An Indemnified Party shall not be denied indemnification in whole or in part under this Section 13.03 because the Indemnified Party had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement or the Act.

(f) Limitation. Notwithstanding anything contained herein to the contrary (including in this Article XIII), any indemnity by the Company relating to the matters covered in this Article XIII shall be provided out of and to the extent of the Company's assets only, and no Member shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

13.04 Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), such Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith", the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

ARTICLE XIV

BOOKS AND RECORDS, INFORMATION RIGHTS, ACCOUNTING, AND TAX ELECTIONS

14.01 Maintenance of Records. The Company shall maintain true and correct books and records, in which shall be entered all transactions of the Company, and shall maintain all other records necessary, convenient, or incidental to recording the Company's business and affairs, which shall be sufficient to record the allocation of Profits and Losses and distributions as provided for herein. All decisions as to accounting principles, accounting methods, and other accounting matters shall be made by the Board. Each Major Member or his, her or its authorized representative may examine any of the books and records of the Company during normal business hours upon reasonable notice for a proper purpose reasonably related to the Major Member's interest in the Company.

14.02 Information Rights. The Company shall deliver to any Major Member as long as such Member holds any Units:

(a) Within 30 days after the end of each month during the Company's Fiscal Year,

(i) unaudited financial statements of the Company consisting of (1) a consolidated statement of income and cash flows of the Company and its Subsidiaries (if any) for such monthly period and for the period from the beginning of the Fiscal Year to the end of such month, and (2) a consolidated balance sheet of the Company and its Subsidiaries as of the end of such monthly period, prepared in accordance with GAAP, subject to the absence of footnote disclosures and to normal year-end adjustments;

(ii) a true, correct and complete list of the number of monthly unique visitors, as measured by Google Analytics to the Company's website, http://www.dailydot.com, for such monthly period and for the period from the beginning of the Fiscal Year to the end of such month;

(b) Within 45 days after the end of each fiscal quarter, unaudited financial statements of the Company consisting of (i) a consolidated statement of income and cash flows of the Company and its Subsidiaries for such fiscal quarter, and (ii) a consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal quarter, prepared in accordance with GAAP, subject to the absence of footnote disclosures and to normal year-end adjustments;

(c) If requested by such Major Member, within 120 days after the end of any Fiscal Year, audited financial statements of the Company consisting of (i) a consolidated statement of income and cash flows of the Company and its Subsidiaries for such fiscal year, and (ii) a consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year, prepared in accordance with GAAP, and accompanied by an opinion of an independent accounting firm of recognized regional standing;

(d) as soon as available and in any event (i) within 45 days after the end of each Fiscal Year, the Budget for the Company and its Subsidiaries for the succeeding calendar year (prepared on a monthly basis); and (ii) within ten days of their preparation, any (x) other operating budget of the Company or its Subsidiaries otherwise prepared and (y) revisions or amendments made by the Company or its Subsidiaries to any budget submitted or required to be submitted to the Board pursuant to Section 8.01(c); and

(e) all such other information (including, without limitation, traffic, visitor and advertising other available digital media industry metrics and management reports and budget and other business forecasting materials) that is material to an understanding of the business and performance of the Company and is reasonably requested by such Member.

14.03 Reports to Members. As soon as practicable after the end of each Fiscal Year, the Company shall cause to be prepared and sent to each Member a report setting forth in sufficient detail all such information and data with respect to the Company for such Fiscal Year as shall enable each Member to prepare his, her or its income tax returns. Any financial statements, reports and tax returns required pursuant to this Section 14.02 shall be prepared at the expense of

the Company. The foregoing notwithstanding, in place of the rights afforded to Members pursuant to Section 18-305(a) of the Act and notwithstanding any other provision of this Agreement, a holder of Units that is not a Major Member shall, subject to applicable law (including applicable securities laws), have only the right to such information regarding the Company (including books, records, business, results of operation, condition (financial or otherwise)) that the Board determines, in its sole discretion, shall be provided or made available and shall not have the right to review or receive Member information (except to the extent such information relates to such holder). All Members shall have the right to receive from the Company upon request a copy of the Certificate of Formation and of this Agreement, as amended from time to time. Major Members shall have the right to such other information regarding the Company as is required by the Act, subject to reasonable conditions and standards established by the Board as permitted by the Act, which may include, without limitation, withholding of, or restrictions on, the use of Confidential Information.

14.04 Tax Elections; Determinations Not Provided for in Agreement. The Board shall be empowered to make or revoke any elections now or hereafter required or permitted to be made by the Code or any state or local tax law, and to decide in a fair and equitable manner any accounting procedures and other matters arising with respect to the Company or under this Agreement that are not expressly provided for in this Agreement. Notwithstanding the foregoing, absent the unanimous consent of all Members to the contrary, the Company and all Members shall take any steps that may be necessary to elect partnership status for purposes of the Code and any applicable state or local tax law.

14.05 Audit Proceedings.

(a) Partner Representative.

(i) The Board shall designate a partnership representative and, if such partnership representative is not an individual, a [illegible]

(ii) The Members shall have no claim against the Company or Partnership Representative for any form of damages or liability as a result of actions taken or remedies pursued by or on behalf of the Company in order to comply with the rules under subchapter C of Chapter 63 of the Code or similar provisions of state, local or non-U.S. law.

(iii) The Partnership Representative shall keep the Members informed of any inquiries, audits, other proceedings or tax deficiencies assessed or proposed to be assessed (of which the Partnership Representative is actually aware) by any taxing authority against the Company or the Members.

(b) Election Out of Partnership Audit Procedures. So long as the Company satisfies the provisions of Sections 6221(b)(1)(B) through (D) of the Code, the Partnership Representative, with the approval of the Board, may cause the Company to make the election set forth in Section 6221(b)(1) of the Code so that the provisions of Subchapter C of Chapter 63 of the Code shall not apply to the Company. If such election is made the Partnership Representative shall provide the proper notice to each Member in accordance with Section 6221(b)(1)(E) of the Code.

(c) Partnership Level Assessments. Provided the election described in Section 14.05(b) above is not in effect, in the case of any adjustment by the IRS in the amount of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof ("IRS Adjustment"), the Partnership Representative shall respond to such IRS Adjustment in accordance with Section 14.05(c)(i) or Section 14.05(c)(ii).

(i) Unless otherwise directed by the Board, the Partnership Representative shall elect under section 6226 of the Code or similar provision of state, local or non-U.S. law to cause the Company to issue Internal Revenue Service Form 8986 (or such other form as applicable) reflecting a Member's shares of any IRS Adjustment.

(ii) Alternatively, in accordance with section 6225 of the Code, the Company may, at the direction of the Board, pay an imputed underpayment as calculated under section 6225(b) of the Code or similar provision of state, local or non-U.S. law with respect to the IRS Adjustment, including interest and penalties ("Imputed Tax Underpayment") in the Adjustment Year. The Partnership Representative shall use commercially reasonable efforts to pursue available procedures to reduce any Imputed Tax Underpayment on account of any Member's tax status and each Member shall promptly comply with any reasonable request made by the Partnership Representative to accommodate such procedures.

(d) Amendment of Returns and Alternative Procedure.

(i) At the direction of the Board or the Partnership Representative, each Member agrees to take into account its allocable share of the Company's income (or losses), including any adjustments to tax attributes, resulting from an IRS Adjustment and to pay any tax due as required under Section 6225(c)(2) of the Code, even if an Imputed Tax Underpayment liability of the Company or IRS Adjustment occurs after the Member's withdrawal from the Company, either by (x) amending its U.S. federal income tax return(s) for the Reviewed Year and for any other affected tax years to include such adjustments or (y) providing such information for the alternative procedure as required by Section 6225(c)(2)(B) of the Code or similar provision of state, local or non-U.S. law.

(ii) Each Member which is itself treated as a partnership for federal income tax purposes shall use commercially reasonable efforts to impose the requirements of Section 14.05(d)(i) upon its direct and indirect partners.

(e) Indemnification for Partnership Adjustments. Each Member does hereby agree to indemnify and hold harmless the Company, each Manager and the Partnership Representative from and against any liability with respect to the Member's proportionate share of any Imputed Tax Underpayment or other IRS Adjustment resulting in liability of the Company, including the Member's proportionate share of any item of income, gain, loss, deduction, or credit of the Company or any Member's distributive share thereof reported on an IRS Form 8986 (or such other form as applicable) received by the Company with respect to any entity in which the Company holds an ownership interest and which results in liability of the Company, regardless of whether such Member is a Member in the Company in an Adjustment Year, with such proportionate share as reasonably determined by the Board, including its reasonable discretion to consider each Member's interest in the Company in the Reviewed Year and a Member's timely provision of information necessary to reduce the amount of Imputed Tax Underpayment set forth in Section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

ARTICLE XV

GENERAL PROVISIONS

15.01 Notices. Except as expressly provided in this Agreement, all notices, consents, waivers, requests, or other instruments or communications given pursuant to this Agreement shall be in writing, shall be signed by the party giving the same, and shall be delivered by hand; sent by registered or certified United States mail, return receipt requested, postage prepaid; or sent by a recognized overnight delivery service. Such notices, instruments, or

communications shall be addressed, in the case of the Company, to the Company at its principal place of business and, in the case of any of the Members, to the address set forth in the Company's books and records; except that any Member may, by notice to the Company and each other Member, specify any other address for the receipt of such notices, instruments, or communications. Except as expressly provided in this Agreement, any notice, instrument, or other communication shall be deemed properly given when sent in the manner prescribed in this Section 15.01.

15.02 Interpretation.

(a) Article, Section, and Subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.

(b) Use of the terms "herein," "hereunder," "hereof," and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.

(c) Use of the word "including" or a like term shall be construed to mean "including, but not limited to."

(d) Exhibits and schedules to this Agreement are an integral part of this Agreement.

(e) Words importing a particular gender shall include every other gender, and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

(f) Any reference to a provision of the Code, Regulations, or the Act shall be construed to be a reference to any successor provision thereof.

15.03 Governing Law, Arbitration and Jurisdiction. This Agreement and all matters arising directly or indirectly herefrom or with respect hereto, including, without limitation, tort claims (the "Covered Matters") shall be governed by, and construed in accordance with, the internal laws of State of Delaware, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the co-exclusive jurisdiction of the federal and state courts located within the geographic boundaries of the State of Delaware (and of the appropriate appellate courts from any of the foregoing) for the purpose of any suit, action, proceeding or judgment relating to or arising out of the Covered Matters. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

15.04 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, executors, administrators, personal representatives and successors.

15.05 Severability. Each item and provision of this Agreement is intended to be severable. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable for any reason whatsoever, that term or provision shall be modified only to the extent necessary to be enforced, such term or provision shall be enforced to the maximum extent permitted by law, and the validity of the remainder of this Agreement shall not be adversely affected thereby.

15.06 Entire Agreement. This Agreement (including the exhibits hereto) supersedes any and all other understandings and agreements, either oral or in writing, between the Members with respect to the Membership Interests and constitutes the sole agreement between the Members with respect to the Membership Interests.

15.07 Further Action. Each Member shall execute and deliver all papers, documents, and instruments and perform all acts that are necessary or appropriate to implement the terms of this Agreement and the intent of the Members.

15.08 Amendment or Modification.

(a) This Agreement (including the exhibits hereto) may be amended or modified from time to time only by (a) the Company and (b) a Majority Vote; provided, that the amendment of any provisions of this Agreement requiring the consent, approval, or other action of a greater percentage of Members shall require the written consent of such greater percentage of Members. Notwithstanding the foregoing, (a) no amendment shall create any personal liability or personal obligation of any Member for the debts, obligations, or liabilities of the Company not otherwise required under the Act without such Member's written consent; (b) no amendment may to any material extent adversely affect the rights of, or create any new obligations of, any Member specifically (and exclusive of any amendment that affects all Members) without such Member's written consent; and (c) the Board, without the approval or consent of the Members, may amend this Agreement if such amendment: (i) is of a ministerial or administrative nature, (ii) is necessary to correct a clerical or similar error, (iii) is to update Exhibit B in connection with a transfer or issuance pursuant to this Agreement, (iv) is required to comply with applicable law or regulation, or (v) does not adversely affect the rights or obligations of any Member in any material respect.

(b) Each of the Members hereby appoints each Manager, with power of substitution as such Member's true and lawful representative and attorney-in-fact, in such Member's name, place and stead to make, execute, sign, acknowledge, swear to and file all amendments or modifications to the Agreement to the extent made in accordance with Section 15.08(a) hereof. For the avoidance of doubt, any written consent permitted to be given by a Member pursuant to subsection (a) of this Section 15.08 shall be given in the sole discretion of such Member, and the power of attorney described in this subsection (b) shall not apply to such initial Member decision/consent. The power of attorney hereby granted by each of the Members is coupled with an interest, is irrevocable, and shall survive, and shall not be affected

by, the subsequent death, disability, incapacity, incompetency, termination, bankruptcy or insolvency of such Member.

15.09 Third Party Benefit. Nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights, remedies, obligations or liabilities of any nature whatsoever; provided, however, that the Indemnified Parties shall, as intended third-party beneficiaries thereof, be entitled to the enforcement of Section 13.03, but only insofar as the obligations sought to be enforced thereunder are those of the Company.

15.10 Waiver of Partition. Each Member irrevocably waives any and all rights that it may have to maintain an action for partition of any of the Company's property.

15.11 Counterparts. This Agreement may be executed in original or by facsimile in several counterparts and, as so executed, shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

15.12 Representation. In connection with its preparation of this Agreement, each Member acknowledges that the Company has advised each Member that (a) his, her or its individual interests may be different than the interests of the Company; and (b) it would be in each such Member's best interest to retain his, her or its own counsel for the purpose of advising such Member how this Agreement affects his, her or its personal interests.

[*Signature Page Follows.*]

IN WITNESS WHEREOF, the Company and the Members have executed and adopted this Agreement effective as of the date first written above.

COMPANY:

FRAGMENT HOLDINGS LLC

DocuSigned by:

By: ______________________________
05022B705F6A4F9...

Name: Nicholas White
Title: President & Chief Executive Officer

MEMBERS:

DocuSigned by:

____
05022B705F6A4F9...

Nicholas White

IF MACK VENTURES CORPORATION

Signed by:

By: Allen Rau ______________________________
4BB7D63992BE440...

Name: Allen Rau
Title: Secretary

DocuSigned by:

____
A6F87105129648E...

Ronai White

Signed by:

____
47FBE8EE3F73405...

Joseph Brown

EXHIBIT A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

"Accounting Period" means the following fiscal periods: the initial Accounting Period shall commence on the day on which a Certificate of Formation is filed with the State of Formation. Each subsequent Accounting Period shall commence immediately after the close of the next preceding Accounting Period. Each Accounting Period shall close at the close of business on the first to occur of (a) the last day of a Fiscal Year of the Company; (b) the day immediately preceding the effective date of the acceptance of a Capital Contribution from a new or existing Member, other than a Capital Contribution that is pro rata among all existing Members; (c) the day immediately preceding the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in the capacity of a Member or by a new Member acting in the capacity of a Member or in anticipation of being a Member; (d) the effective date of the partial or complete withdrawal of a Member; or (e) the date of the Company's liquidation.

"Act" has the meaning ascribed to that term in the preamble of the Agreement.

"Additional Series" has the meaning ascribed to that term in the Section 3.01(a).

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Accounting Period, giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the next to the last sentences of Section 1.704-2(g)(1) and Section 1.704-2(i)(5) of the Regulations.

(b) Debit to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5) and Section 1.704-1(b)(2) (ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Adjustment Year" means: (1) in the case of an adjustment pursuant to the decision of a court, the Company's taxable year in which the decision becomes final; (2) in the case of an administrative adjustment request, the Company's taxable year in which the administrative adjustment is made; or (3) in any other case, the Company's taxable year in which the notice of final partnership adjustment is mailed.

"Affiliate" means, when used with reference to a specified Person, any Person that directly or indirectly controls, is controlled by or is under common control with the specified

Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto.

"Agreement" means this Second Amended and Restated Limited Liability Company Agreement, as it may be amended and restated from time to time pursuant to its terms.

"Board" has the meaning ascribed to that term in Section 8.01(a).

"Business" means (a) any business in which the Company or any of its subsidiaries is engaged in, or planned business for which the Company or any of its subsidiaries has taken affirmative steps to implement or launch, (b) engaging in any other business or activities approved by the Board, and (c) engaging in all activities necessary, customary, convenient or incident to the foregoing.

"Budget" has the meaning ascribed to that term in Section 8.01(c)(v).

"Capital Account" means, with respect to any Member, the Member's Capital Contribution, increased or decreased as provided in this Agreement.

"Capital Contribution" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property other than money contributed to the Company or any of its subsidiaries or any of their respective predecessors by that Member.

"Class A Common Units" means those Membership Interests designated as Class A Common Units.

"Class B Common Units" means those Membership Interests designated as Class B Common Units.

"Class CF Preferred Member" means any Member holding only Class CF Preferred Units.

"Class CF Preferred Percentage Interest" means with respect to a holder of Class CF Preferred Units, the percentage determined by dividing (a) the number of Class CF Preferred Units held by such holder by (b) the aggregate number of Class CF Preferred Units held by all holders. At all times, the sum of the Class CF Preferred Percentage Interests will be 100%.

"Class CF Preferred Units" means those Membership Interests designated as Class CF Preferred Units.

"Code" means the Internal Revenue Code of 1986, as amended from time to time

"Common Member" means any Member holding Common Units.

"Common Percentage Interest" means with respect to a holder of Common Units, the percentage determined by dividing (a) the number of Common Units held by such holder by

(b) the aggregate number of Common Units held by all holders. At all times, the sum of the Common Percentage Interests will be 100%.

"Common Units" means the Class A Common Units and Class B Common Units.

"Company" has the meaning ascribed to that term in the preamble of the Agreement.

"Company Minimum Gain" has the meaning given to "Partnership Minimum Gain" in Regulations sections 1.704-2(b)(2) and 1.704-2(d).

"Compensatory Interests" has the meaning ascribed to that term in Section 3.07(b).

"Competitive Business" means any Person engaged in the Business.

"Confidential Information" has the meaning ascribed to that term in Section 4.02.

"Covered Person" means (a) each Member; (b) each officer, director, stockholder, partner, member, Affiliate, employee, agent or representative of each Member; and (iii) each Manager, officer, employee, agent or representative of the Company.

"Deemed Liquidation Event" shall mean each of the following events:

(a) a merger or consolidation in which

(i) the Company is a constituent party or

(ii) a subsidiary of the Company is a constituent party and the Company issues Membership Interests pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the Membership Interests of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for membership interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the membership interests of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"Depreciation" has the meaning ascribed to that term in the definition of "Profits and Losses."

"Exempt Securities" means any Units, instruments convertible into Units or other securities of the Company that are issued directly or indirectly: (i) to any officers, independent managers or directors, employees, advisors or consultants of the Company or any subsidiary of the Company in connection with their compensation as such or the commencement of their employment as an employee or service as a manager or independent director or a consultant or advisor (other than any such persons who are Affiliates of the Company); (ii) as consideration in connection with any acquisition by the Company or any of its subsidiaries of any shares of capital stock or other equity interests or assets of any Person who is not a Member or Affiliate of any Member, or in any merger, consolidation or reorganization involving the Company or any of its subsidiaries, in each case, including, without limitation, equity interests issued to an unaffiliated Person in connection with the re-investment of proceeds received by such unaffiliated Person resulting from the acquisition or similar transaction by the Company or any direct or indirect subsidiary of the Company of equity securities of such Person or assets of such Person, (iii) pursuant to a Qualified IPO or any subsequent firm commitment public offering that is registered under the Securities Act of 1933, as amended; (iv) in a stock split or other subdivision of Units, or as a dividend or other distribution with respect to, the Units or other equity interests in which all Units of the same class or series are treated proportionately; or (v) in connection with strategic alliances, joint ventures, financing arrangements, third party credit arrangements or other partnering arrangements with Persons who are not Members or Affiliates of any Member on behalf of the Company or any of its Subsidiaries authorized by the Board.

"Exercising Member" has the meaning ascribed to that term in Section 9.02(d).

"Fair Market Value" means, with respect to any Units being purchased pursuant to Section 9.15, the fair market value of such Units, which amount shall be determined by the Board in its good faith and reasonable discretion, taking into account such factors as the Board deems appropriate, including but not limited to the circumstances which have led to the exercise of the Company's repurchase right.

"Family Members" has the meaning ascribed to that term in Section 9.05(a).

"Fiscal Year" means the calendar year; but, upon the organization of the Company, "Fiscal Year" means the period from the first day of the term of the Company to the next following December 31, and upon dissolution of the Company, shall mean the period from the end of the last preceding Fiscal Year to the date of such dissolution.

"Founder Manager" has the meaning ascribed to that term in Section 8.01(b)(i).

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, adjusted as provided in this Agreement.

"IF Mack" means IF Mack Ventures Corporation (f/k/a Sandusky Acquisition Corporation), an Ohio corporation, and any of its Affiliates, successors and assigns.

"IF Mack Manager" has the meaning ascribed to that term in Section 8.01(b)(ii).

"Incentive Units" means those Membership Interests designated as Incentive Units.

"Indemnified Costs" has the meaning ascribed to that term in Section 13.03(a).

"Indemnified Party" has the meaning ascribed to that term in Section 13.03(a).

"Independent Manager" has the meaning ascribed to that term in Section 8.01(b)(iii).

"IPO" means the Company's first underwritten public offering of its equity interests.

"Major Member" means any Member having a Common Percentage Interest of at least 5%.

"Majority Vote" means the approval, given at a meeting of Members or by written consent in accordance with Section 8.02, of Members holding a majority of the voting power of vested Units outstanding at the time such approval is given and entitled to vote thereon, voting together as a single class, which majority must include the affirmative vote or consent, as applicable, of Nicholas White and IF Mack.

"Manager" means any Person that becomes a member of the Board pursuant to the terms of this Agreement, but does not include any Person that has ceased to be a Manager.

"Member" means each Person executing this Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any Person who has ceased to be a Member of the Company. For purposes of interpreting this Agreement, references to the term "Member" in Article VI, Article VII, and Article XII shall be deemed to refer to a transferee of an interest in the Company who is not admitted as a Member under Article IX unless such interpretation is inconsistent with the provisions of Article IX.

"Member Nonrecourse Debt" has the meaning given to "partner recourse debt" in Section 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the meaning given to "partnership nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations. The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for any Accounting Period shall be determined in accordance with Section 1.704-2(i)(2) of the Regulations.

"Member Notice" means written notice from a Major Member notifying the Company and the selling Member that such Major Member intends to exercise its Secondary Refusal Right as to a portion of the Transfer Units with respect to any Proposed Member Transfer.

"Member Notice Period" has the meaning ascribed to that term in Section 9.02(d).

"Membership Interest" means the entire interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information, and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted by this Agreement or the Act.

"New Securities" means any (i) Preferred Units, (ii) Common Units, (iii) Incentive Units and (iv) any other type of Membership Interests or any other type of security or instrument, which is convertible or exercisable, into, or exchangeable for, any Membership Interest or other security of the Company (in each case other than those outstanding on the date hereof), in each case other than Exempt Securities.

"Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations. The amount of Nonrecourse Deductions for an Accounting Period shall be determined in accordance with Section 1.704-2(c) of the Regulations.

"Nonrecourse Liability" has the meaning set forth in Sections 1.704-2(b)(3) and 1.752-1(a)(2) of the Regulations.

"Percentage Interest" means, with respect to any Member, the percentage determined by dividing (i) the number of Units held by such Member by (ii) the aggregate number of Units held by all Members, treating all Units as a single class. At all times, the sum of the Percentage Interests will be 100%.

"Preferred Member" means any Member holding Preferred Units.

"Preferred Percentage Interest" means with respect to a holder of Preferred Units, the percentage determined by dividing (a) the number of Preferred Units held by such holder by (b) the aggregate number of Preferred Units held by all holders. At all times, the sum of the Preferred Percentage Interests will be 100%.

"Preferred Units" means the Class CF Preferred Units and any other designation or class of Preferred Units to be issued and outstanding.

"Person" means an individual, corporation, association, partnership, joint venture, limited liability company, estate, trust, or any other legal entity.

"Profits Interests" has the meaning ascribed to that term in Section 3.07.

"Profits Interest Agreement" has the meaning ascribed to that term in Section 7.01.

"Profits and Losses" means, for each Accounting Period, an amount equal to the Company's taxable income or loss for such Accounting Period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

a) Income that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss.

b) Any expenditures of the Company described in Code section 705(a)(2)(B), or that are treated as Code section 705(a)(2)(B) expenditures pursuant to Regulations section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits and Losses pursuant to this Section, shall be subtracted from such taxable income or loss.

c) If the Gross Asset Value of any asset is adjusted pursuant to Section 3.06(b) or Section 3.06(c), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses.

d) Gain or loss resulting from any disposition of assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the assets disposed of (as adjusted under this Agreement), notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

e) In lieu of the depreciation, amortization, and other cost-recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Accounting Period as defined hereinafter. For such purposes "Depreciation" means, for each Accounting Period, an amount equal to the depreciation, amortization, or other cost-recovery deduction allowable with respect to an asset for such Accounting Period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Accounting Period, Depreciation shall be any amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost-recovery deduction for such Accounting Period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost-recovery deduction for such Accounting Period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Company.

f) To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code section 734(b) or Code section 743(b) is required pursuant to Regulations section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses.

g) Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 12.01 shall not be taken into account in computing Profits and Losses.

h) The Company's distributive share of any Profits and Losses (as defined herein) from any partnership (including any limited liability company or other entity treated as a partnership for tax purposes) in which it holds an interest, adjusted to avoid taking into account any items otherwise reflected in the Company's Profits and Losses, shall be included in the Company's Profits and Losses.

"Prohibited Transfer" has the meaning ascribed to that term in Section 9.04(c).

"Proposed Member Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Units (or any interest therein) proposed by any of the Members.

"Proposed Transfer Notice" means written notice from a Member setting forth the terms and conditions of a Proposed Member Transfer.

"Proposed Rules" has the meaning ascribed to that term in Section 3.07(b).

"Prospective Transferee" means any Person to whom a Member proposes to make a Proposed Member Transfer.

"Regulatory Allocations" has the meaning ascribed to that term in Section 12.01(h).

"Regulations" means the Treasury Regulations promulgated under the Code, as such Regulations may be amended from time to time.

"Restricted Period" has the meaning ascribed to that term in Section 4.03.

"Restrictive Covenants" has the meaning ascribed to that term in Section 4.06.

"Reviewed Year" means the Company's taxable year to which the item being adjusted relates.

"Right of Co-Sale" means the right, but not an obligation, of a Major Member to participate in a Proposed Members Transfer on the terms and conditions specified in the Proposed Transfer Notice.

"Right of First Refusal" means the right, but not an obligation, of the Company to purchase some or all of the Transfer Units with respect to a Proposed Member Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

"Rights Holder" means each Member holding any outstanding: (i) Class A Common Units; or (ii) Class B Common Units, provided that such Class B Common Units were originally acquired by such Member on or prior to May 16, 2025.

"Safe Harbor Election" has the meaning ascribed to that term in Section 3.07(b).

"Sale of the Company" shall mean either: (a) a Unit Sale; or (b) a Deemed Liquidation Event.

"Secondary Notice" means written notice from the Company notifying the Major Members and the selling Member that the Company does not intend to exercise its Right of First Refusal as to all Transfer Units with respect to any Proposed Member Transfer.

"Secondary Refusal Right" means the right, but not an obligation, of each Major Member to purchase up to its pro rata portion (based upon the total number of Units then held by all Major Members other than the selling Member) of any Transfer Units not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

"State of Formation" has the meaning ascribed to that term in Section 2.01.

"Subject Person" has the meaning ascribed to that term in Section 4.03.

"Tax Distribution Amount" has the meaning ascribed to that term in Section 7.02.

"Tax Liability" has the meaning ascribed to that term in Section 7.03(a).

"Tax Matters Member" has the meaning ascribed to that term in Section 14.05.

"Threshold" has the meaning ascribed to that term in Section 3.07(a).

"Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give, or otherwise dispose of.

"Transfer Units" means Units owned by a Member or issued to a Member after the date hereof (including, without limitation, in connection with any split, dividend, recapitalization, reorganization, or the like).

"Transferee" means the recipient of a Membership Interest in accordance with Article IX.

"Transferring Member" means a Member that transfers all or part of his, her or its Membership Interest in accordance with Article IX.

"Unadmitted Transferee" means any Person that receives a Membership Interest pursuant to a permitted Transfer under Article IX, but that is not admitted as a Member pursuant to Section 9.08 and any other Person that becomes an Unadmitted Transferee pursuant to the terms of this Agreement. It does not include any Person that has ceased to be an Unadmitted Transferee of the Company, whether because the Unadmitted Transferee has been admitted as a Member or otherwise.

"Undersubscription Notice" means written notice from a Major Member notifying the Company and the selling Member that such Member intends to exercise its option to purchase all or any portion of the Transfer Units not being purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

"Undersubscription Right" has the meaning ascribed to that term in Section 9.02(d).

"Unit Sale" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Members, Units representing more than fifty percent (50%) of the outstanding Units.

"Units" means a denomination of a Membership Interest in the Company.

"Unvested Profits Interest" means, as of any date of determination, any portion of a Profits Interest which has not "vested" pursuant to the terms of the agreement between the holder of such Profits Interest and the Company providing for vesting of such holder's Profits Interest.

***

EXHIBIT B

MEMBERS

As of October 2, 2025

Member Address	Class CF Preferred Units	Class A Common Units	Class B Common Units	Incentive Units*
Nicholas White [redacted]	----	80,000.00	----	----
[redacted]	----	64,767.31	----	----
[redacted]	----	1,962.65	----	----
[redacted]	----	----	----	500
[redacted]	----	----	415	1,375
[redacted]	----	----	----	1,124
[redacted]	----	----	----	3,000
[redacted]	----	----	----	1,222
[redacted]	----	----	----	3,000
[redacted]	----	----	----	2,000
[redacted]	----	----	----	244
[redacted]	----	----	----	500
[redacted]	----	----	----	5,000
[redacted]	----	----	----	500
TOTAL		146,729.96	415	18,465

* Some or all of the Incentive Units may be subject to vesting restrictions. All Inventive Units are

subject to the Threshold set forth in the applicable restricted unit agreement.